EXHIBIT NO. 99-4

                             STATE OF NEW YORK
                         PUBLIC SERVICE COMMISSION


                             OPINION NO. 98-6



CASE 96-E-0891         - In the Matter of New York State Electric
                         & Gas Corporation's Plans for Electric
                         Rate/Restructuring Pursuant to Opinion
                         No. 96-12.

CASE 93-E-0960         - Proceeding on Motion of the Commission
                         as to the Rates, Charges, Rules and
                         Regulations of New York State Electric
                         and Gas Corporation - Tariff Filing
                         Governing the Sale of Economic
                         Development Power Generated by the New
                         York State Power Authority to Specific
                         Customers Recommended by the Allocation
                         Board.

CASES 94-M-0349 et al. - New York State Electric & Gas
                         Corporation - Electric Rates.








              OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT
                  SUBJECT TO MODIFICATIONS AND CONDITIONS



















Issued and Effective:   March 5, 1998

                             TABLE OF CONTENTS

                                                             Page

INTRODUCTION                                                   1

PROCEDURAL HISTORY                                             2

   The Restructuring Proceeding (Case 96-E-0891)               2

   The EDP Proceeding (Case 93-E-0960)                         5

   The 1995 Rate Settlement (Cases 94-M-0349 et al.)           7

   The Proposed Settlement                                     8

   Recommended Decision and Exceptions                         9

SETTLEMENT SUMMARY                                            10

   Rate Plan                                                  11

   Recovery and Mitigation of Strandable Costs                13

   Retail Access and Unbundled Tariffs                        15

   Corporate Structure                                        16

   Public Policy Programs                                     16

   Market Power                                               17

STANDARD TO TEST A PROPOSED SETTLEMENT                        17

DISCUSSION                                                    18

   Rate Plan                                                  19

     1.  Amount and Allocation of Rate Benefits               19

     2.  Return on Equity                                     22

     3.  Rate Design                                          23

         a.  Customer/Energy Charges                          23

         b.  Back-Out Credit                                  24

   Recovery and Mitigation of Strandable Costs                26

   Retail Access and Unbundled Tariffs                        27

   Corporate Structure                                        28

                             TABLE OF CONTENTS

                                                             Page

   Public Policy Programs                                     30

   EDP Delivery Rates                                         32

   Environmental Issues                                       34

   Other Issues                                               36

     1.  Customer Service Incentive Program                   36

     2.  Reciprocity                                          36

     3.  Cooperation                                          37

     4.  Statutory Authority                                  37

     5.  NYPA Hydropower                                      37

STATE ENVIRONMENTAL QUALITY REVIEW ACT (SEQRA)                38

CONCLUSION                                                    40

ORDER                                                         41

APPENDIX A - APPEARANCES

APPENDIX B - LIST OF ABBREVIATIONS

APPENDIX C - ENVIRONMENTAL ASSESSMENT FORM

                             STATE OF NEW YORK
                         PUBLIC SERVICE COMMISSION


COMMISSIONERS:

  John F. O'Mara, Chairman
  Maureen O. Helmer
  Thomas J. Dunleavy



CASE 96-E-0891         - In the Matter of New York State Electric
                         & Gas Corporation's Plans for Electric
                         Rate/Restructuring Pursuant to Opinion
                         No. 96-12.

CASE 93-E-0960         - Proceeding on Motion of the Commission
                         as to the Rates, Charges, Rules and
                         Regulations of New York State Electric
                         and Gas Corporation - Tariff Filing
                         Governing the Sale of Economic
                         Development Power Generated by the New
                         York State Power Authority to Specific
                         Customers Recommended by the Allocation
                         Board.

CASES 94-M-0349 et al. - New York State Electric & Gas
                         Corporation - Electric Rates.1


              OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT
                  SUBJECT TO MODIFICATIONS AND CONDITIONS

                   (Issued and Effective March 5, 1998)


BY THE COMMISSION:
                               INTRODUCTION
     This proceeding was established to investigate issues related to competitive opportunities for electric service2 for New York State Electric & Gas Corporation (NYSEG or the company).3 After we encouraged the interested parties to seek a
____________________
1 The proceeding includes the captioned cases and cases 93-E-0284, 93-E-0664, 95-M-0017, 95-E-0425, and 95-E-0426.
   See Opinion No. 95-17 (issued September 27, 1995).

2  A list of parties' appearances is attached as Exhibit A.

3 A list of abbreviations used in this document is attached as Appendix B.

negotiated resolution of the issues raised, a Settlement1 was filed on October 9, 1997, by NYSEG on behalf of five parties.
          In the most general terms, the Settlement, in accomplishing a major restructuring of NYSEG, provides for substantial rate benefits for all customers, calls for prompt divestiture of all NYSEG's fossil generation plants, allows for competition to develop in the energy services sector, provides all customers access to the competitive electricity market in less than 18 months, and fairly addresses public policy and environmental concerns. This Settlement will enable a robust, competitive electric market to develop, resulting in widespread consumer choice. Most importantly, due to the implementation of the Settlement and the rapid opening of the competitive market, NYSEG consumers will receive lower average electric bills.
          We recently issued an order adopting the terms of the Settlement subject to certain modifications and conditions.2 The findings and decision made in that previous order are hereby incorporated, and this opinion describes the bases for our decision.

                            PROCEDURAL HISTORY
The Restructuring Proceeding (Case 96-E-0891)
          Opinion No. 96-123 required NYSEG, among other utilities, to file a proposed plan for rate/restructuring, no
____________________
1 The Settlement, dated October 9,1997, is summarized infra, and was attached as Appendix A to the Order Adopting Terms of Settlement Subject to Modifications and Conditions (issued January 27, 1998). It is referred to in this opinion as "the Settlement." See Procedural History, infra.

2 Cases 96-E-0891 et al., Order Adopting Terms of Settlement Subject to Modifications and Conditions (issued January 27,
   1998) (January 27 Order). NYSEG unconditionally accepted the modifications and conditions in a letter dated February 4, 1998.

3  Cases 94-E-0952 et al., In the Matter of Competitive
   Opportunities Regarding Electric Service, Opinion No. 96-12
   (issued May 20, 1996).

later than October 1, 1996. The utilities were asked to address the following matters in the filings: (1) the utility's structure for both the short and long term; (2) a schedule for retail access and a set of unbundled tariffs; (3) a rate plan including mechanisms to reduce rates and address strandable costs; (4) identification of public policy programs needing special rate treatment and mechanisms to recover associated costs; (5) examination of load pockets and proposals to mitigate market power; and (6) a plan for the provision of energy services.1
          NYSEG's filing was submitted on September 27, 1996, and shortly thereafter procedures and a schedule were established for addressing the filing.2 We stated our "strong interest in expeditiously negotiated resolutions of the individual utility filings" and expressed our preference for a negotiated resolution over a litigated outcome.3 To further that goal, the notification procedures and other parts of the settlement guidelines were waived.4
          We also found it desirable to allow an opportunity for interested parties and the public to participate. Accordingly, a 90-day period was established for discovery on and analysis of the filings, and for settlement negotiations; and a subsequent 60-day period was allowed for closing the record if a settlement

____________________
1 These matters were the minimum the Commission asked utilities to include in their filings. The actual list includes somewhat more detail about what the filings were expected to include (ibid., pp. 75-76).

2 Cases 94-E-0952 (et al., supra, Order Establishing Procedures and Schedule (issued October 9, 1996); approved and confirmed by the full Commission by Confirming Order (issued October 24,
   1996).

3 Cases 94-E-0952 et al., supra, Order Establishing Procedures and Schedule, p. 3.

4  Id., citing Cases 90-M-0225 et al., Settlement Procedures,
   Opinion No. 92-2 (issued March 24, 1992), mimeo, Appendix B.

by major parties was reached.1 The 90-day period was subsequently extended by a series of notices issued by the Secretary at the Chairman's direction.2 Ultimately, March 25, 1997 was set as the date for a settlement or testimony to be filed.3
          In accordance with this schedule and in the absence of a settlement, the following parties filed testimony on March 25, 1997 responding to NYSEG's September 27, 1996 submittal:
American Association of Retired Persons (AARP), New York State Consumer Protection Board (CPB), New York State Department of Economic Development (DED), Enerscope,4 Independent Power Producers of New York, Inc. and Enron Capital & Trade Resources
____________________
1 Cases 94-E-0952 et al., supra, Order Establishing Procedures and Schedule, pp. 3-4. During the first 90-day period, the progress of the NYSEG proceeding was monitored through procedural conferences held in Albany on November 18, 1996, and December 20, 1996.

   Also, during the first 90-day period, public input was sought through educational forums and public statement hearings held in Elmira, Binghamton, and Plattsburgh. Twenty-one speakers, including Binghamton Mayor Richard Bucci, placed comments on the record at the public statement hearings. The speakers generally argued that: NYSEG's rates were too high; NYSEG should not recover all its stranded costs; management errors should be the responsibility of stockholders; and, competition is likely to harm the environment and leave the small consumer with few benefits. Mayor Bucci noted that, based on his conversations, uncompetitively high utility rates are ". . . one of the highest barriers to job creation and job growth." (Transcript page (Tr.) 86.)

2 Cases 94-E-0952 et al., Notice to the Parties (issued December 19, 1996); Cases 96-E-0909 et al., Notice to the Parties (issued January 9, 1997); Cases 96-E-0909 et al., Notice to the Parties (issued February 13, 1997);
   Case 96-E-0891 et al., Notice to the Parties (issued
   February 27, 1997).

3  Cases 96-E-0909 et al., Notice to the Parties (issued
   March 11, 1997), pp. 2-4.

4 The Enerscope and RE3SCO testimonies were not admitted because neither party appeared at the hearings and no alternate arrangements were made.

(collectively IPPNY/Enron), Multiple Intervenors (MI), New York Power Authority (NYPA), Public Interest Intervenors (PII), Retail Council of New York (Retail Council), RE3SCO Restructuring Coalition (RE3SCO), Staff of the Department of Public Service (Staff), and Wheeled Electric Power Company (WEPCO). NYSEG also submitted direct testimony on March 25, 1997 that updated and, in some respects, revised its September 27, 1996 filing. Included in its March filing was a "Proposed Definitive Settlement Agreement" offering a settlement-based resolution of the issues.1 By letter dated April 10, 1997, the company explained that its Proposed Definitive Settlement Agreement superseded inconsistent portions of its March 25 testimony.
          At a Procedural Conference on April 16, 1997, a final schedule of submissions was established. In accordance with that schedule, NYSEG filed testimony supporting its newest proposal on April 21, and rebuttal testimony was filed on May 6, 1997 by Staff, CPB, IPPNY/Enron, MI, and NYPA.
          Hearings were held from May 15 through May 22, generating 3,718 pages of transcript and 204 exhibits. Initial briefs were filed on June 13, 1997 by NYSEG, Staff, IPPNY/Enron, MI, the Public Utility Law Project (PULP), DED, PII, Retail Council, CPB, AARP, NYPA, and WEPCO.2 On June 23, 1997, reply briefs were filed by Staff, NYSEG, PULP, CPB, WEPCO, DED, NYPA, MI, IPPNY/Enron, PII, and the Retail Council.

The EDP Proceeding (Case 93-E-0960)
          The rates for NYSEG's delivery of NYPA power to Economic Development Power (EDP) customers were established in a

____________________
1 This document (Exhibit 117) is an offer of settlement. It was not accepted by any party other than NYSEG.

2 On June 16, 1997, the New York Citizens Utility Board (CUB) filed an initial brief. Staff moved to strike the brief as untimely filed and prejudicial (Staff's Reply Brief, p. 1). Staff's motion was granted by Administrative Law Judge Stockholm (R.D., p. 4).

settlement agreement dated August 15, 1994.1 Under the settlement and prior to July 31, 1996, NYSEG was to submit a successor tariff establishing the terms and conditions for continuing the EDP service. However, by letter dated July 31, 1996, NYSEG notified the signatories to the 1994 settlement that it was not proposing any changes to the effective tariff at that time.
          On August 12, 1996, MI filed a petition and motion requesting that NYSEG be required to file just and reasonable tariff rates for the delivery of NYPA EDP. MI also asked that the current tariff for EDP be made temporary and subject to refund as of August 1, 1996. We granted MI's requested relief to the extent that the parties were directed to meet with the assistance of a Settlement Judge to negotiate a resolution of future EDP rates.2 Despite the efforts of the parties, a mutually acceptable negotiated resolution could not be found at that time.
          At a procedural conference on December 6, 1996, however, an interim settlement was reached lowering EDP rates on a temporary basis retroactive to December 1, 1996. The agreement among the parties was summarized in a Memorandum of Understanding
(MOU) and corresponding tariffs3 were adopted, effective
February 12, 1997. The parties were subsequently notified that the EDP rate issues in Case 93-E-0960 would be finally resolved in conjunction with the issues in the restructuring proceeding.4

____________________
1 The settlement was approved by the Commission in Case 93-E-0960, Order Approving Agreement and Requiring
   Refunds (issued October 31, 1994).

2  Case 93-E-0960, Order Reconvening Proceeding (issued
   September 20, 1996).

3 Under the tariffs, EDP customers would be charged $3.12 per kW per month for service taken from NYSEG at 34.5 kV and above and $8.53 per kW per month for service taken from NYSEG below
   34.5 kV.

4  Case 93-E-0960, Procedural Ruling (issued March 20, 1997).

Testimony directly related to the EDP rate issue was filed by MI, NYPA, DED, and NYSEG.

1995 Rate Settlement (Cases 94-M-0349 et al.)
          In Opinion No. 95-17, a three-year settlement agreement was approved which replaced the third year of a previous settlement agreement.1 The 1995 rate settlement included rate increases for years 2 and 3 of 2.8% and 2.7% respectively, which were to have been effective on August 1, 1996 and August 1, 1997.
          On January 31, 1996, NYSEG filed its proposed revenue allocation and rate design for the second and third year rate increases and subsequently submitted draft tariffs on July 18, 1996 for year two. On August 26, 1996, the tariffs were suspended through December 30, 1996, and NYSEG petitioned for rehearing. On December 18, 1996, the suspension period was further extended through June 30, 1997.
          On January 16, 1997, the Order Denying Petition for Rehearing and Requiring Further Proceedings was issued in Case No. 94-M-0349. In the order, NYSEG's petition for rehearing was denied and it was determined that whether NYSEG should receive the rate increases provided under the 1995 rate settlement would be reviewed in the rate/restructuring proceeding.
          By petition dated December 20, 1996, NYSEG sought a judgment pursuant to Article 78 of the Civil Practice Law and Rules, seeking inter alia, to allow the approved revenue increase for year two to be implemented. In a letter dated May 29, 1997, the company agreed to an extension of the suspension period applicable to the increases for years two and three pending the outcome of the rate/restructuring case.
          In a letter dated June 2, 1997, NYSEG requested that Justice Keegan (before whom the Article 78 petition was argued) retain jurisdiction of the proceeding, but withhold a decision
____________________
1 Cases 94-M-0349 et al., Opinion No. 95-17 (issued September 27, 1995), rehearing denied Cases 94-M-0349 et al., Opinion No. 96-5 (issued February 6, 1996).

until such time as the Commission either rejected the terms of NYSEG's proposal for the extension of the suspension period or failed to issue a final decision by October 1997. In a variety of further orders, and finally in accordance with our January 27 Order, the suspension periods were extended through February 4, 1998.

The Proposed Settlement
          Throughout the litigation phase of the cases NYSEG and Staff continued their negotiations. On July 30, 1997, and before a recommended decision was issued, the company filed a Joint Statement of Principles executed July 28, 1997, by Staff and the company, purporting to resolve the cases by agreement. Negotiations with all parties began on August 5, 1997, and on August 20 a draft agreement was circulated.
          On October 9, 1997, NYSEG submitted an "Agreement Concerning the Competitive Rate and Restructuring Plan of New York State Electric & Gas Corporation"1 which purports to resolve by agreement all issues in the above cases. The Settlement was signed by Staff, NYSEG, DED, NYPA, the National Association of Energy Services Companies (NAESCO), and the Joint Supporters.2
          At the procedural conference on October 14, 1997, a schedule was established for submitting statements or testimony supporting or opposing the proffered Settlement. On October 23, 1997, statements supporting the Settlement were filed by all signatories. On November 1, statements in opposition were filed by MI, WEPCO, the New York Department of Law (DOL), PULP, the
____________________
1 The Settlement, entered in the record as Exhibit S-1, was attached as Appendix A to the January 27 Order.

2 At the public statement hearings on November 4, 1997, System Council U-7 of the International Brotherhood of Electrical Workers indicated its support of the Settlement (Tr. 3764-66) in light of the agreement reached with NYSEG as contained in
   Exhibit 207. The Joint Supporters is a voluntary, unincorporated association comprising ". . . consumers and providers in favor of competitive opportunities for electric service" (Joint Supporters' Statement of Support, p. 1).

Retail Council, CPB, IPPNY/Enron, and Tioga/Tompkins Counties (the Counties).1 In addition, MI and PII filed testimony in opposition to the settlement on November 1.
          Legislative/evidentiary hearings were held on
November 7 and 10 at which witnesses prefiling testimony were cross-examined, and the parties filing comments were questioned from the bench. Additional public statement hearings and educational forums were held on the proposed Settlement in Lockport (October 30), Plattsburgh (November 3), Johnson City (November 4 and 17), Auburn (November 13) and Hudson
(November 18) at which a total of 24 people spoke. The most frequent concerns raised by the speakers included the disparity between large and small customer rate reductions with the latter occurring only in year five; the uncertain nature of the rate reductions due to cost recoupment exceptions within the Settlement; the absence of specified low-income and demand side management (DSM) programs; and, an overall lack of balance in the Settlement allegedly favoring stockholders over ratepayers, industrial users over residential, and large industrial/commercial users over small industrial/commercial users.
          The record concerning the proposed settlement includes transcript pages 3,719-4,310 and 18 exhibits, including those identified as S-1 through S-15, consisting of the Settlement and the parties' comments, as well as exhibits 205-207 sponsored by individual witnesses.

Recommended Decision and Exceptions
          On December 3, 1997, Administrative Law Judge Stockholm issued a recommended decision in which he concluded that the Settlement contained the necessary framework and many of the provisions of an acceptable plan, but it should nevertheless be
____________________
1  In correspondence addressed to Secretary Crary dated
   November 9 and faxed on November 14, the Western New York Sustainable Energy Association submitted comments opposing the settlement.

returned to the parties for further negotiations on a number of issues. Among other concerns, the Judge concluded that: the Settlement benefits were not equitably shared by small commercial and industrial customers; there was a significant possibility that NYSEG would overearn during the plan; the back-out generation credit specified in the Settlement could, under some circumstances, dampen or destroy the competitive market; and, a low-income program must be maintained by NYSEG during the transition to competition as a matter of its provider of last resort (POLR) obligations.
          Briefs on exceptions were filed on December 22, 1997 by Staff, the company, MI, IPPNY/Enron, PULP, PII, the Counties, CPB, Joint Supporters, NAESCO, and WEPCO.1 Replies to exceptions were filed on December 17, 1997 by Staff, the company, MI, DED, IPPNY/Enron, and CPB.

                            SETTLEMENT SUMMARY
          In accordance with our directions, the Settlement contains a five-year rate plan, provisions concerning the recovery and mitigation of strandable costs, a phased schedule for providing retail access and unbundled tariffs, a proposed holding company corporate structure, a funding source for public policy programs, reduced delivery rates for EDP power, the withdrawal of various Article 78 proceedings challenging our orders,2 and a number of other terms. These terms are briefly summarized below.3
____________________
1  DOL filed a letter supporting the remand recommendation.

2 The company has agreed to withdraw its court challenges regarding the company's previously approved rate increases, the Energy Association challenge to Opinion No. 96-12, and the company's challenge to the mandated Dairylea retail access program ordered in Case 96-E-0948 (Settlement, pp. 5, 6, 35).

3 This summary is provided for the reader's convenience. It does not necessarily describe each provision of the Settlement and, in all instances, the Settlement's wording and the modifications and conditions in the January 27 Order govern.

Rate Plan
          Subject to the exceptions noted below, the Settlement provides for a five-year freeze of all rates, rate reductions of 5% in each of the five years for large customers, and a 5% rate decrease by year five for all other customers. These rate levels reflect concessions by the utility (including Gross Receipt Tax
(GRT) reductions) totaling $725 million, of which approximately $104 million are rate reductions for large users, with the balance ($621 million) allocated to residential and small commercial and industrial customers. Of the $725 million total, approximately $522 million is attributable to the accumulated forgone revenues associated with the previously approved year two and year three rate increases.1
          Large commercial and industrial customers, who will receive 5% annual rate decreases, are defined under the Settlement as all industrial customers with average on-peak demands of at least 500 kW and all demand-metered customers that have average load factors of at least 68%.2 In addition, existing EDP customers will receive 35-56% reductions in transmission and distribution rates from those in effect prior to December 1996.3 The Settlement also provides for business retention, revitalization, and economic development rates, and includes significant changes to the currently effective Economic Development Zone Incentive Rates, Economic Revitalization Incentive Rates, and Service Classification (SC) 13 and 14

____________________
1  Cases 94-M-0349 et al., Opinion No. 95-17 (issued
   September 27, 1995).

2  Settlement, p. 10.

3 For example, prior to December 1996, transmission level customers were paying $6.51/kW/month. As of the December 1996 temporary rate agreement, this amount was lowered to $3.12/kW/month and under the Settlement it is lowered further to $2.96/kW/month. In addition, refunds will be issued for the August to December 1996 period.

rates.1 The quantified benefits of these new tariffs and programs are not included in the $725 million and $104 million figures discussed above.
          The Settlement sets an earnings cap target of 12% and provides that any earnings above that level are to be returned to consumers as directed by the Commission. In calculating the return on equity (ROE) for this purpose, the common equity balance will not reflect any writeoff or writedown of assets, or the repurchase of common stock. Subject to other provisions in the Settlement,2 this term allows the company to include within its ROE cap calculation the cost of accelerating the amortization or depreciation of its assets. The Settlement also provides that, should the company's ROE fall below 9.0%, the company may petition for rate relief.
          Regarding rate design issues, the Settlement expresses the general objective of moving basic service and energy charges toward marginal costs, while avoiding undue rate shock for any customer. During the first two years of the plan, rate design for customers not receiving annual rate decreases will not be changed. The future rate design for these customers will be specifically addressed in a filing required no later than February 1, 1999.
          Other provisions of the Settlement might allow the utility to recover two different types of uncontrollable costs. The first category involves non-recurring events such as force majeure, but, to be recoverable, these costs3 must exceed 3% of the regulatory subsidiary's (RegSub's) net electric income. The second category of costs that may be recoverable involve mandated
____________________
1 SC 13 and 14 are NYSEG's tariffs for individually negotiated contracts for business retention and expansion, respectively.

2 For example, in the event the company petitions for recovery of uncontrollable costs, any recovery may be offset by the amount of accelerated depreciation or amortization taken by the company, which, if not taken, would cause the ROE to exceed 12%.

3  Settlement, Appendix C, p. 1.
accounting, legislative, regulatory, or tax law changes and variations in certain costs from the levels specified in the Settlement.1

Recovery and Mitigation of Strandable Costs
          NYSEG will initially transfer its coal-fired generating plants and associated assets and liabilities to a generating subsidiary (GenSub - see corporate structure discussion infra). These assets will then be subject to an auction which is to close no later than August 1, 1999.2 The Settlement permits NYSEG's GenSub to participate as a bidder in the auction.
          The purpose of the auction is to obtain the highest possible market value for the company's coal generating assets and to quantify any stranded costs associated with them. If the result of the auction generates a net amount less than the company's investment in the plants, the shortfall will be quantified, booked as a regulatory asset, and recovered through a competitive transition charge (CTC) over a period to be determined by the Commission, but not to exceed the weighted-average remaining life of the auctioned assets. In the event the auction produces a net amount in excess of the company's investment, the excess will be used to write-down the company's stranded investment in the Nine Mile Point II nuclear generating unit (NMII). Any remaining amounts will be used as directed by the Commission.
          The recovery of all costs, including the strandable costs of the company's remaining generation assets (i.e., non-
____________________
1 Net increases in the total forecasted levels of nuclear decommissioning costs, site remediation costs, System Benefits Charge (SBC) program costs, and NYPA transition costs are fully recoverable, subject to the accelerated depreciation or amortization limitation noted above (Settlement, Appendix C, p. 2).

2 The terms, conditions, and protocols to implement the auction will be developed between the company and Staff and will be submitted to the other parties for comments before being filed for approval.

utility generators (NUGs), NMII, and hydroelectric assets) are presumed to be recovered through existing rates during the five-year period of the rate agreement. Following the end of the five-year period, all remaining RegSub regulatory assets (except those recovered through the CTC) as well as its hydropower, NUG, and nuclear fixed costs would be recovered through a non-bypassable wires charge.
          The company has also agreed to propose to its NMII co-tenants that the nuclear plant be subject to an auction and to vote in favor of such an auction should the issue come to a vote among the co-tenants. In the event the auction proceeds are less than the company's investment in the plant, a regulatory asset similar to that created for the coal plant assets would be created, and those stranded costs would be recovered over a period not to exceed 15 years. Should such an auction occur during the five year rate plan, the Settlement provides a rate adjustment to capture any net savings in nuclear operation, maintenance, fuel, and tax costs realized as a result of the sale.
          Finally, the Settlement provides NYSEG an incentive of 20% of the savings from the renegotiation and/or termination of above market NUG contracts. The remaining 80% of NUG contract cost savings will be flowed through to customers, subject to first reimbursing the company for: (1) any lost revenues resulting from the implementation of the new EDP rates; (2) any short-fall in revenues attributable to the new business retention incentive; and, (3) any claimed uncontrollable costs. According to the Settlement proponents, the generation auction and the NUG contract renegotiation incentive fulfill the Commission's objective of mitigating costs.1

____________________
1  See Cases 96-E-0897 et al., Consolidated Edison - Electric
   Rate/Restructuring, Opinion No. 97-16 (issued November 3,
   1997), mimeo p. 40.

Retail Access and Unbundled Tariffs
          The Settlement introduces direct retail access for eligible electric customers1 in three stages. NYSEG has implemented a pilot program for approximately 12,000 farmers and 250 food processors that will permit those customers to purchase electricity from other suppliers; this is stage one. On
August 1, 1998, in the second phase of retail access, customers in the City of Norwich and in NYSEG's Lockport Division (approximately 22,000 customers) will be provided retail access. The final stage for the introduction of retail access begins on August 1, 1999, and covers all remaining eligible customers.
This deadline may be extended either if the company experiences unacceptable balancing/settlement difficulties, or if the State's independent system operator (ISO) is not yet functioning.
          Prior to the auction of the company's fossil assets, customers choosing retail access will be provided a generation credit equal to the market price of electricity plus 4 mills for customers eligible for the 5% annual rate reductions, and market price plus one cent for most other customers, subject to a maximum credit of 3.0 cents per kWh. For the period following the company's auction of its fossil units, ratepayers choosing alternative suppliers will be provided a credit of:
(1) 3.23 cents per kWh through July 31, 2000; (2) 3.47 cents per kWh from August 1, 2000 through July 31, 2001; and (3) 3.71 cents per kWh from August 1, 2001 through the end of the rate settlement. In each case, the credits will be net of any CTC produced as a result of the fossil auction.2 At the end of the rate plan, all costs related to the auctioned fossil assets (except the CTC) will be removed from rates.

____________________
1 Separate provisions apply for customers receiving service under negotiated or incentive rates.

2 The precise calculation of this net generation credit is left in the Settlement for future determination. The company will submit its calculation proposal no later than February 1, 1999.

          The Settlement identifies the manner in which the company intends to unbundle its electric rates and the schedule for doing so. In the second year of the plan, energy and demand rate elements will be unbundled, showing transmission rates separately from delivery and power supply rates. In year three of the plan, delivery and power supply rates will be further unbundled into power supply, CTC, transmission, distribution, and customer service categories. Customer service costs, unbundled on a marginal cost basis,1 will be quantified in accordance with a study to be filed no later than February 1, 1999, and will become effective on August 1, 1999.

Corporate Structure
          The company proposes to create a holding company (HoldCo), regulated subsidiary (RegSub), and a generating subsidiary (GenSub) as soon as possible. RegSub will continue to be a regulated entity, and, during the rate period of the Settlement, will continue to be the POLR for ratepayers. GenSub could end up owning generating assets.
          The Settlement also provides a number of terms and conditions dealing with the relationships among and between HoldCo and its subsidiaries. The purpose of the standards of conduct and other affiliate transaction limitations2 is to preclude anti-competitive actions, including the subsidization of competitive endeavors by the regulated, monopoly operations.

Public Policy Programs
          We expected the utilities to make proposals, including sources of funding, for various public policy programs that might not otherwise be sufficiently supported during the transition to a competitive market. In particular, continued funding was sought for research and development (R&D), DSM (both generally
____________________
1 All other services will be unbundled on an embedded cost basis.

2  Settlement, pp. 29-34.

and low-income), and other programs. The Settlement provides funding of approximately $13 million per year for the first three years of the rate plan to address such programs (approximately
1.0 mill per kWh), but no specific recommendations are contained in the Settlement regarding the use of such funds, and the Settlement is silent regarding both funding and programs for years four and five. Regarding DSM, the Settlement further provides that the company need not obtain approval for its 1997 DSM plan, and its petition for approval of that plan would be withdrawn.
          The company's current Fresh Start program, which covers 2,500 low-income customers, is set to expire in 1998. The company indicates that it has not determined whether the Fresh Start program would be continued. If this program is not continued, NYSEG would provide no program to assist low-income customers.

Market Power
          Vertical market power concerns are satisfied, according to the settling parties, by the company's agreement to auction its fossil units and to urge the co-owners of NMII to auction the nuclear unit. Horizontal market power concerns are addressed through the standards of conduct prohibiting anti-competitive activities between and among HoldCo and its subsidiaries. Load pocket concerns are not directly addressed in the Settlement, but it is assumed that these concerns will be addressed by the control requirements of the ISO, once it is established, and the auction process.

                  STANDARD TO TEST A PROPOSED SETTLEMENT
          Our Settlement Guidelines establish the following standards for assessing a proposed settlement in light of our obligation to set just and reasonable rates and a utility's burden, under the Public Service Law (PSL), of showing the reasonableness of a rate change it is proposing:

          a. A desirable settlement should strive for a balance among (1) protection of the ratepayers, (2) fairness to investors, and (3) the long term viability of the utility; should be consistent with sound environmental, social, and economic policies of the Agency and the State; and should produce results that were within the range of reasonable results that would likely have arisen from a Commission decision in a litigated proceeding.

          b. In judging a settlement, the Commission shall give weight to the fact that a settlement reflects the agreement by normally adversarial parties.1

                                DISCUSSION
          The issues are addressed in this opinion in the following order: the rate plan; retail access; strandable costs; environmental and public policy programs; and, market power and corporate structure. In each area, this opinion will address our overall vision as set forth in Opinion No. 96-12, the findings in the recommended decision, the parties' exceptions,2 and, where relevant, the modifications and conditions imposed by our January 27 order.







____________________
1  Cases 90-M-0225 et al., supra, Opinion No. 92-2, Appendix B,
   p. 8.

2 All issues raised in the parties' briefs and comments have been considered, even if they have not been specifically mentioned in this opinion.

Rate Plan
          We have emphasized that customers should benefit from lower rates with competition as compared with what would result from continued rate regulation.1
          The lower rates and forgone rate increases resulting from the Settlement are addressed in this opinion in terms of the amount and allocation of the rate benefits, return on equity, and rate design.

     1.  Amount and Allocation of Rate Benefits
          The recommended decision found that the claimed value of the forgone rate increases ($522 million) should be reduced to approximately $350 million to reflect the litigation risk of the company's position.2 The Judge also concluded that, in the absence of an anticipated, average return on equity for the rate plan period, no conclusion was possible on the fairness of the Settlement between stockholders and customers.3 On the balance of the Settlement's benefits among the various customer classes, he concluded that small industrial and commercial customers received fewer relative benefits than did residential customers.4

____________________
1  We expressed this goal as follows:

          Market forces overall are expected to
          produce, over time, rates that will be lower than they would be under a regulated environment. As we move toward competition, our expectation is that rates overall will be reduced.

   Cases 94-E-0952 et al., supra, Opinion No. 96-12, mimeo p. 26.

2  R.D., p. 31.

3 The Judge was concerned that the Settlement provided some significant opportunities to improve NYSEG's earnings, which might not be reflected in lower rates (R.D., pp. 33-34).

4 It was suggested that providing these groups earlier retail access or a marginal cost-based tariff for incremental usage could help to alleviate the imbalance (R.D., pp. 36-37).

          On exceptions, Staff argues that shareholders have surrendered $725 million in value ($522 million in forgone rate increases, $155 million in rate reductions, $48 million in GRT reductions) and have agreed to auction their generating plants and open their franchise territory to competition by August 1999. These ratepayer benefits are sufficient, Staff contends, to justify the conclusion that stockholders are contributing a fair share to resolve the strandable cost problem.
          On the balance of the Settlement benefits among customer groups, Staff argues that new or expanded economic development, economic revitalization, and business retention rates, and the expanded applicability of negotiated contracts under SC 13 and 14 would benefit the small industrial and commercial customers. Further, the $621 million in value allocated to the small customers is fairly balanced, according to Staff, with the $104 million of benefits provided to large customers.
          The company echoes many of the Staff arguments, adding that the Settlement is better than most other agreements already approved, even if the Judge's lower estimate of the value of the Settlement's benefits is accurate. On the intra- and inter-class balance of the Settlement, the company contends that all small customers (industrial, commercial, and residential) were subject to the previously approved rate increases, and, therefore, those customers all equally benefit from the company's agreement to forgo these increases.
          CPB argues that the rate concessions made by NYSEG are of virtually no value because the company's rates are already at unacceptable levels, and it requests an immediate 5% rate reduction for all customers (rather than in year 5) with rates thereafter frozen. MI urges that the company's stockholders be required to absorb at least 50% of stranded costs, and argues that the availability of the annual 5% rate reductions should be expanded to include all SC 7 customers.1 In the alternative, MI contends the Settlement should be amended at least to allow customers to qualify for 5% annual decreases if their load factor is below the 68% threshold only due to energy conservation efforts.
          We have carefully examined the allocation of benefits and costs under the Settlement and conclude that shareholder rate and other concessions contribute significantly to the opening of the market and to the resolution of strandable costs. While the Judge correctly concluded that a fair value of the forgone rate increases should reflect inherent litigation risk, even using the Judge's reduced valuation we nevertheless conclude that the Settlement is within the range of the other utility agreements. Accordingly, the Settlement's overall balance between stockholders and customers is fair and reasonable.
          As to the balance of the Settlement's costs and benefits between and within customer classes, we conclude that a fair share of the Settlement's benefits has been provided to large industrial and commercial customers (5% annual reductions) and to residential customers (forgone rate increases and a 5% reduction by year five). It appears, however, that the small industrial customers would not have been subject to any material portion of the forgone rate increases. It also appears likely that small commercial customers would not have been subject to as large a potential increase as residential customers.
Accordingly, the small industrial and small commercial groups do not share the Settlement benefits equitably with other customers.
          Accordingly, we required two changes to the Settlement for these customers in our January 27 Order. First, we required that retail access be provided to the small industrial customers at the beginning of the second phase of the access plan (i.e., August 1, 1998). Second, we directed the company to file a marginal-cost based tariff that would apply to increased usage by
____________________
1  SC 7 is NYSEG's tariff for its largest demand customers
   (greater than 500 kW).

small industrial and commercial customers. These rates will provide focused incentives for business expansion. With the allocation of these additional benefits to these groups, we conclude that the Settlement's benefits are fairly allocated among the company's customers.

     2.  Return on Equity
          The recommended decision concluded that the
reasonableness of the 12% ROE earnings cap and the 9% ROE trigger for petitioning for rate relief could not be determined without knowing the financial results expected under the terms of the Settlement. The recommended decision further suggested that limitations be placed on the company's ability to reduce its earnings below 12% through the use of accelerated depreciation and amortization.1
          Staff argues on exceptions that a projection of anticipated returns under the terms of the Settlement is not required and points to the Commission's approval of the Con Edison agreement without substantial reliance on such forecasts. The 9% ROE trigger is reasonable, Staff contends, because it only allows NYSEG to file for rate relief and does not provide any assurance that rate relief would be provided. The 12% earnings cap, Staff suggests, provides efficiency incentives, and it further notes that 100% of earnings above 12% are allocated to the benefit of ratepayers, a significant benefit compared to other utility agreements where overearnings are shared between customers and shareholders.
          NYSEG agrees with Staff and provides its opinion that the 12% earnings cap would not likely be reached during the five year rate plan. It further argues that a limitation need not be placed on its ability to use earnings above 12% for accelerated depreciation, because writing-down recoverable, stranded assets provides a benefit to ratepayers even greater than reducing rates.
____________________
1  R.D., pp. 34, 38.

          The 12% ROE cap and 9% earnings trigger are reasonable. While it might be helpful to have a reliable estimate of anticipated returns, the uncertainties involved in the transition to a competitive market can render such estimates unreliable.
The 12% earnings cap under a price cap regimen is reasonable and is within the range provided in other utility agreements. Moreover, while the company will have opportunities to enhance its earnings, given the company's recent subpar earnings, the rate reductions, and likely future costs onsets, in particular non-utility generation costs, we are satisfied that the plan fairly balances shareholder and ratepayer interests. The 9% earnings floor, below which the company would be permitted to petition for a rate increase, also seems reasonable. Because this provision only allows the company to file a petition, it provides the company with no significantly greater rights than it would likely have in any event under the Public Service Law.
          However, to preserve our flexibility to apply any such earnings in a variety of ways for the benefit of ratepayers, we limited the ability of the company to apply such earnings to accelerated depreciation or amortization without our prior approval. We recognize that efforts to accelerate these costs will ameliorate revenue requirement deficiencies for periods following the plan, and, at this point, we would prefer to apply any overearnings to the NMII investment. A final decision will be made if and when overearnings arise.

     3.  Rate Design
          a.  Customer/Energy Charges
          The recommended decision suggested that rate design changes to better align fixed customer costs and energy costs with tariff charges should be initiated now rather than waiting until year three of the Settlement as proposed by the signatories.
          Staff excepts, arguing that a freeze in the current design provides a benefit to small users who would otherwise experience bill increases. Staff suggests that additional funding may be available in year three of the rate plan that could be used to avoid or ameliorate rate redesign bill increases for low-use customers. The company states that further negotiations on this issue would be fruitless. CPB agrees with NYSEG and Staff. IPPNY/Enron urges significant changes now to better align costs and rates, suggesting that adoption of marginal-cost energy rates could significantly lower the magnitude of the company's strandable costs.
          It is clear that the significant disparity between rates and costs of energy and customer service will require a redesign of the fixed and variable components of customers' rates. In fact, a number of the agreements we have approved contain provisions that begin the required realignment. In this case, however, redesigning residential rates will yield bill increases for many customers, which will not be ameliorated by base rate decreases until year five of the plan. Further, as Staff notes, there may be funds available in year three of the plan which could be used to offset these impacts. Under the circumstances of this proceeding, we do not believe it reasonable to begin the redesign of rates causing bill increases to a large portion of residential customers.

          b.  Back-Out Credit
          The recommended decision concluded that the levels of the generation back-out credit1 set forth in the Settlement are reasonable, but that the back-out credit levels should not be capped at the Settlement amounts if the market price for electricity is higher.
          Staff excepts, arguing that a market price greater than the NYSEG back-out credit (which is based on NYSEG's embedded cost of coal generation) would indicate that the market has been
____________________
1 If a customer who has access to the generation market decides to purchase generation from a supplier other than the utility, the customer's bill from the utility would include a generation back-out credit to reflect the cost of the commodity no longer supplied by the utility.

slow to develop and that such a result is completely reasonable. Staff contends that extending the credit to a higher market price does nothing but subsidize an inefficient market, which could in turn threaten service reliability.
          NYSEG makes similar arguments and indicates that allowing the back-out credit to float up to market price could further strand company costs and shift risks to the company, thereby unbalancing the Settlement. PULP contends that a back-out credit that exceeds the market is both unsound and illegal.1 MI argues that the back-out credit does not include the cost of NYSEG's nuclear generation and suggests that a proper back-out credit would be based on fully unbundled, total generation costs.
          IPPNY/Enron argues that setting the back-out credit at the higher of the Settlement level or the market price does not provide a penalty for NYSEG's shareholders. In light of the stranded investment cost recovery otherwise provided in the Settlement, both it and WEPCO contend that capping the generation credit under circumstances where the market price of the electricity exceeds that credit, would do no more than establish a de facto monopoly in the retail supply market. A higher market price would not mean, as Staff argues, that the generation market is inefficient. A great number of causes, including the imposition of market discipline on generation, could result in the market price exceeding the Settlement's back-out credit.
          During the transition to a competitive market, we will be monitoring market development in all utility territories and
____________________
1 PULP states that the recommended decision "appears" to recommend back-out credits that exceed market costs (PULP's Brief on Exceptions, p. 9). The Judge's concern, however, was not that the back-out credit should exceed the market price, but rather, if the market price exceeded the back-out credit, the market could be destroyed (R.D. pp. 39-40). The Judge's recommendation was that the back-out credit not be permitted to fall below the market price. Further, we find, as did the Judge, that the back-out credits specified in the Settlement as adopted are in the best interest of NYSEG ratepayers and that the balance of the rates fairly compensate the company for the use of its facilities (see PSL Subsection 66(12-b)(b)).

will take those necessary actions to assure that the development of the market is not unreasonably constrained. One such constraint might result from a fixed back-out credit lower than market price. Accordingly, we have reserved the right to revisit the appropriate level of the back-out credit, if the market price exceeds the credit levels set forth in the Settlement.1

Recovery and Mitigation of Stranded Costs
          In addressing the overall issue of stranded costs, the recommended decision concluded that the Settlement provisions establishing ratemaking principles for nuclear generation in the post-2002 period should not be fixed today. The Judge also suggested that a full return on all stranded costs as well as a full return of all stranded costs would not necessarily be reasonable unless it were determined that shareholders had contributed significantly to the solution to the stranded cost problem. Finally, the recommended decision reflected some misgivings regarding the amortization periods allowed for various types of company stranded costs.
          Staff excepts, arguing that future nuclear ratemaking principles can be established today and should be approved in the form set forth in the Settlement. Staff is joined by NYSEG in arguing that a full recovery of and return on all prudent stranded costs are reasonable in light of the rate reductions, rate incentive provisions, and auction terms in the Settlement.2 Finally, Staff argues that the lengthy amortization periods for stranded costs set forth in the Settlement provide the Commission flexibility to act depending on future circumstances.
          CPB and MI argue that the company's stockholders should be required to pick up a significant and identified portion of the company's strandable costs. PII argues that all of the
____________________
1  January 27 Order, p. 5.

2 Our January 27 Order (p. 8) made it clear that the Settlement provides no more than a reasonable opportunity to recover prudent costs, subject to our statutory responsibilities.

company's nuclear costs should be subject to the market as soon as possible, thereby opposing the Settlement which identifies certain nuclear costs that, subsequent to 2002, will not be subject to the market.
          As we noted in the Con Edison case, significant rate decreases and avoided rate increases are the equivalent of strandable cost absorptions by the company's stockholders.1 Further, these rate benefits together with the auction terms and business incentive provisions in the Settlement lead us to conclude that stockholders have significantly contributed to the elimination of strandable costs and to the opening of the competitive market. Accordingly, allowing the company a reasonable opportunity to recover its NMII and other strandable costs, subject to our duty to set just and reasonable rates, is acceptable. Further, the nuclear ratemaking provisions of the Settlement will be approved, subject to future generic pronouncements on nuclear ratemaking. Finally, because the lengthy amortization periods for stranded costs are simply maximum periods, the Settlement properly recognizes our flexibility in future ratemaking.

Retail Access and Unbundled Tariffs
          The recommended decision concluded that the retail access schedule in the Settlement is reasonable and should be approved. Under the Settlement all customers will be provided retail access by August 1, 1999.
          MI argues that full retail access should be provided to all customers by early 1998 as suggested in Opinion No. 96-12. The Counties, on exceptions, limited its earlier request that all ratepayers in the counties be provided retail access as part of the company's retail access program in August 1998, suggesting instead that at least governmental customers within the counties be provided participation at that time.

____________________
1  Cases 96-E-0897 et al., supra, Opinion No. 97-16, mimeo p. 39.

          We conclude that the retail access schedule as adopted1 is reasonable and compares favorably to the schedules approved in other utility agreements in that all customers will have retail access by August 1999. For a great variety of reasons,2 it is simply not possible to completely open the generation market in early 1998 as requested by MI. We also conclude that the company's retail access program, as amended, contains a sufficient number and cross-section of utility customers. NYSEG, however, should cooperate with the Counties to explore whether its plan for being included in the 1998 retail access program is feasible. If participation by the Counties can be accommodated within the second phase of retail access, we would be prepared to address any cost impacts on the company.

Corporate Structure
          The recommended decision found that the code of conduct and other corporate restrictions in the Settlement were reasonable, considering our continuing jurisdiction to oversee market development and take appropriate action should anti-competitive activities require it. The Judge also recommended that royalties for the use of the corporate name by unregulated subsidiaries not be paid for the duration of the rate plan, but that the issue be revisited in the future.
          WEPCO argues that NYSEG affiliates should not be permitted to use the NYSEG name in marketing within its own service territory due to the potential barriers to entry and other market power difficulties that could be created as a result. Using a similar argument, CPB urges that NYSEG affiliates should be permitted to use the NYSEG corporate name
____________________
1 The January 27 Order (p. 4) adjusted the access schedule by requiring that all non-contract industrial customers, who are not eligible for the annual rate decreases, should be provided access by August 1998.

2 For example, neither the ISO nor the power exchange have been created and a number of utility systems, such as computerized billing, are not yet ready for the competitive market.

only upon the payment of a royalty to the regulated entity. WEPCO also argues that an additional rule is required within the code of conduct that would prohibit the regulated entity and its unregulated affiliates from representing that customers may gain an advantage if they deal with an affiliate of the regulated company. IPPNY/Enron argue that a pre-separation study is essential to provide a foundation for future reviews of cross-subsidies and anti-competitive behavior.
          In the Rochester Gas and Electric Corporation proceeding we addressed issues concerning royalties and the use of the corporate name by unregulated subsidiaries as follows:

               RG&E's affiliates will not be prohibited from using the name of RG&E or competing in the company's service territory, or be required to pay a royalty for the use of the RG&E name and its affiliation. These concessions were part of the give and take in the negotiations and will not be disturbed.1


This outcome is also consistent with our approval of the Con Edison agreement,2 and there is no reason to reach a different result in this proceeding.
          We have also previously addressed the concern that further rules are required to preclude tying arrangements or other anti-competitive activities. In Con Edison we concluded that the standards of conduct in the agreement together with our ability to establish a forum to consider misconduct allegations were reasonable under the circumstances.3 We also reiterated our intention to act swiftly and effectively to eliminate unwarranted
____________________
1 Case 96-E-0898, Rochester Gas and Electric Corporation's Plans for Electric Rate/Restructuring, Opinion No. 98-1 (issued January 14, 1998), mimeo p. 41.

2  Case 96-E-0897 et al., supra, Opinion No. 97-16, mimeo p. 49;
   Order Adopting Terms of Settlement Subject to Conditions and
   Understandings (issued September 23, 1997), Appendix A, p. 51.

3  Ibid., mimeo p. 48.

barriers to competition. Based on our review of the code of conduct and other restrictions in the Settlement, our expressed intent to remedy anti-competitive conduct or other barriers to competition, and the Settlement provision to address violations which we have required,1 we conclude that competitors are protected reasonably and that neither a pre-separation study nor further changes in the code of conduct are required.

Public Policy Programs
          The recommended decision concluded that the funds provided by the Settlement (approximately $13 million annually or about 1.0 mill per kWh for the first three years) for DSM, R&D (not related to transmission and distribution), and low-income programs were reasonable. It also recommended that the funds be allocated 70% to DSM, 20% to R&D, and 10% to low-income energy efficiency based on historic trends. Finally, the Judge strongly recommended that the company's low-income program (Fresh Start) be continued and expanded to all eligible customers (basically doubling the program in size at an annual incremental cost of about $475,000) and be funded from the public policy program amounts set aside in the Settlement.
          Staff argues that up to the full $13 million could also be used to fund incremental low-income programs or further rate reductions. PII argues that a minimum of 1.35 mills per kWh should be set aside and that low-income programs other than energy efficiency should be funded from other sources. PII also argues that NYSEG should not be allowed to administer the funds.
          NYSEG repeats some of Staff's arguments and further states that an allocation of these funds should be left to the determination of the system benefit charge (SBC) Statewide Fund Administrator.2 Finally, NAESCO expresses its concern that the recommended decision failed to affirmatively endorse standard
____________________
1  January 27 Order, p. 7.

2  See Case 94-E-0952, supra, Opinion No. 98-3 (issued
   January 30, 1998).

performance contracting with stipulated pricing as contained in the Settlement.
          The continuation of the company's Fresh Start low-income program is the minimum required to address the concerns we noted in Opinion No. 96-12.1 Accordingly, we required the continuation of that program in our January 27 Order (p. 5).
          We are also concerned with the scope of Fresh Start. Under the program only 5,000 NYSEG customers are eligible for assistance, yet some 37,000 customers receive HEAP assistance with their energy bills and roughly 200,000 customers are estimated to be eligible for that low-income assistance.2 In addition, low-income assistance programs of other utilities provide benefits such as budget training and assistance, counseling on Department of Social Services programs like HEAP, mandatory energy management workshops, etc., which are not provided under the Fresh Start program.
          Accordingly, we have required the company to file with Staff and interested parties within 30 days of our January 27 Order a proposed affordability plan and budget that will target approximately 37,000 customers during the five-year rate plan.3 In developing its proposal, the company should consider approaches taken by Niagara Mohawk, National Fuel Gas Distribution Corp., Brooklyn Union Gas, and others, and may propose outside contracting for the program. Interested parties, including the SBC Fund Administrator, are encouraged to comment on the company's proposal or submit alternate proposals within 30 days of the company's filing.

____________________
1  Cases 94-E-0952 et al., supra, Opinion No. 96-12, mimeo p. 28,
   n. 1.

2 Our January 27 Order (p. 5) incorrectly referred to 37,000 eligible Home Energy Assistance Program (HEAP) customers rather than 37,000 who are currently receiving HEAP assistance.

3  January 27 Order, p. 5.

          A portion of the funding for the program (up to $2.5 million/year for the first three years) will be derived from the $13 million annual public policy program fund,1 and the balance (up to $7.5 million over the three year period) will be derived from the company's sale of excess land. We assume that the program can become self-supporting due to savings from a reduction of uncollectibles and arrearages, and the continuation of contributions from customers who might otherwise leave the system. Nevertheless, we intend to monitor the cost-effectiveness and NYSEG's administration of the program. Unsatisfactory performance on NYSEG's part in program development or administration could result in the allocation of all funds to the SBC Fund Administrator. Amounts not spent in any year will be carried over and used subsequently and not retained by the company. The future funding and administration of the program will be re-examined during the third year of the rate plan.

EDP Delivery Rates
          The recommended decision found that the rate reductions (35% to 56%) provided in the Settlement for the delivery of EDP were entirely reasonable. It also concluded that the failure to freeze the rates at these reduced levels for the entire period of the five-year plan was reasonable given the magnitude of the initial reductions.
          MI excepts to the recommended decision and opposes this part of the Settlement on a number of grounds. First, MI objects to the EDP wheeling rates, arguing that they are not cost based and suggesting that they would be lower if they were based on costs. In support of this position, MI cites the cost of service evidence it presented in the litigated portion of the proceeding. Second, MI objects to the continuation of a cap on EDP wheeling which is not subject to a stranded cost charge. Prior to the
____________________
1 The low-income assistance program elements that can be supported by SBC funds are defined in Opinion No. 98-3 supra. The balance of the annual fund will be forwarded to the SBC Statewide Administrator.

Settlement this cap was 32 MW, which the Settlement expanded to 38 MW. According to MI, any limitation on the amount of EDP power NYSEG will wheel free of stranded cost charges is contrary to law and our policies.
          MI's arguments concerning the 38 MW wheeling limitation are not persuasive. Its allegation, for example, that NYPA will not be able to carry out the Legislature's mandate concerning EDP,1 is refuted by NYPA's agreement to the Settlement. Nor do we find that the Settlement, viewed in its entirety, is anti-competitive. Rather than foreclosing competition in violation of the antitrust laws,2 the Settlement opens NYSEG's transmission and distribution system to competition on terms, including stranded cost recovery mechanisms, that we find just and reasonable and in the public interest. Finally, we have approved analogous EDP caps where customers under the cap are not required to pay (i.e., grandfathered) a CTC to recover stranded costs, but customers above the cap are.3
          MI's complaint that the EDP wheeling rates as reduced in the Settlement are too high and are not based on costs, is similarly unconvincing. Staff, NYSEG, and NYPA, normally adverse parties on this question, reached the compromise in the Settlement which included substantial rate decreases. If those decreases are assured during the five-year rate plan, as we required in our January 27 Order (pp. 7-8), and considering the other benefits provided to MI's members under the Settlement, we conclude that the resulting rates are just and reasonable. The
____________________
1  MI's Brief on Exceptions,p. 11.

2  Ibid., p. 12.

3 Case 97-E-0528, Niagara Mohawk Power Corporation, Order Approving Tariff on Short Notice (issued October 24, 1997); Order Approving Settlement Agreement (issued May 23, 1997). Cases 96-E-0897 et al., supra, Order Adopting Terms of Settlement Subject to Conditions and Understandings,
   Appendix A, pp. 30-31. Case 96-E-0900, Orange and Rockland Utilities, Inc.,'s Plans for Electric Rate/Restructuring, Order Adopting Terms of Settlement (issued November 26, 1997), Appendix, p. 33.

fact that the rate levels are the result of negotiations and compromise rather than the litigation of cost of service studies does not affect the validity of this conclusion.

Environmental Issues1
          The recommended decision concluded that PII's proposed "Price Cap Plus" form of regulation for the transmission and distribution (T&D) company is not required and that mandatory bill disclosures of emissions levels and generation sources is not necessary to foster a "green" power market.
          PII excepts, arguing that its Price Cap Plus plan (a methodology intended to require consideration of DSM type alternatives to T&D plant growth) should be adopted, or that least-cost distribution planning (including environmental externalities) should be mandated. It also argues that standards for "green" products and emissions disclosure requirements should be established through a working group and that an emissions portfolio standard should be required for all electricity sellers. CPB argues that bill disclosures of emission levels and sources should be mandatory.
          We have addressed these issues and have approved other agreements that: require the utilities to consider environmentally preferable alternatives to major T&D upgrades; and require the development of a system to inform consumers of the fuel mix and emission characteristics of their electricity supplier.2 In addition, the Con Edison agreement as approved contained provisions binding the company to support the adoption of energy efficient building codes and standards and requiring
____________________
1 State Environmental Quality Review Act (SEQRA) considerations are separately discussed infra.

2  Cases 96-E-0897 et al., supra, Order Adopting Terms of
   Settlement Subject to Conditions and Understandings,
   Appendix A, pp. 54-55.  Case 96-E-0900, supra, Order Adopting
   Terms of Settlement, Appendix pp. 28, 31; Opinion No. 97-20, mimeo pp. 24, 27. Case 96-E-0898, supra, Opinion No. 98-1, mimeo pp. 41-42.

the company to analyze the impacts of performance-based ratemaking including the relationship between sales, distribution revenues, and energy efficiency. Finally, as we have previously recognized, we must carefully consider alternative energy sources during the transition to competition, and, if opportunities present themselves (such as through the passage of securitization legislation), we will evaluate potential ways to accomplish further environmental benefits through environmental protection and energy efficiency programs.1 All of the above provisions have been incorporated into the NYSEG Settlement as approved.2
          We have also previously reviewed and declined to adopt both a requirement that all ESCOs be required to maintain a specified portfolio of generation types and the Price Cap Plus form of regulation. In the RG&E proceeding we stated:

          PII's price cap plus proposal is not
          acceptable because it could lead to increased rates if productivity is not sufficient to offset inflation and, in any event, would require annual regulatory oversight of the true-up mechanism. In effect, this proposal runs counter to our objective, which is to rely more on competition and less on regulation.3

Our concerns with the emissions portfolio proposal are that it will tend to increase the average cost of electricity and it will not likely create a level playing field for competing generation sources.4 Nothing presented here suggests that a different resolution would now be appropriate.

____________________
1  Cases 96-E-0897 et al., supra, Opinion No. 97-16, mimeo p. 66.

2  January 27 Order, p. 6, Appendix B.

3 Case 96-E-0898, supra, Opinion No. 98-1, mimeo p. 23; see also, Case 96-E-0900, supra, Opinion No. 97-20, mimeo, p. 23.

4  Case 96-E-0900, supra, Opinion No. 97-20, mimeo, p. 27.

Other Issues
     1.  Customer Service Incentive Program
          The Settlement contains a potential 15 basis point (bp) penalty against the ROE cap based on two indicators of the reliability of NYSEG's electricity supply.1 While these indicia are important measures of the service provided by a wires/transportation company, we prefer that a broader, total service quality mechanism be used, including measurements of the company's success in dealing with its customers and resolving disputes, so long as the company retains its POLR responsibilities. Accordingly, our January 27 Order required
(p. 6) that three indicia be added to the program,2 measuring the level of customer satisfaction with company contacts and of our complaints. Each indicator carries a maximum penalty of 8 bp for a total annual exposure of 40 bp.

     2.  Reciprocity
          The Settlement provides (p. 24) that another New York State utility or utility-affiliated load serving entity (LSE) may compete in NYSEG's territory only to the extent that NYSEG or its subsidiaries can compete in the other's service territory. While there might be circumstances when it would be equitable to place such a constraint on the market, we do not believe it appropriate to allow NYSEG alone to determine when a competitor may be excluded. Accordingly, we have required the company to obtain our approval before any LSE is excluded from NYSEG's territory.3


____________________
1  The indicators are:  CAIDI--Customer Average Interpretation
   Duration Index; and SAIFI--System Average Interruption
   Frequency Index.

2 The additional indicators are the Public Service Commission complaint rates, an overall customer satisfaction index, and a contact satisfaction index.

3  January 27 Order, p. 6.

     3.  Cooperation
          Our January 27 Order also requires NYSEG's commitment to cooperate in the development of the market infrastructure (i.e., ISO, power exchange, etc.). This condition is critical as we move further toward competition for electric service in the State.1

    4.  Statutory Authority
          PULP argues on exceptions that we lack the legal authority to approve retail access to all customers and to establish requirements for energy services companies that differ from those required of the electric utilities. These arguments raise generic questions which PULP has raised in court challenges, other rate/restructuring cases, and in the generic portion of Case 94-E-0952. To the extent the issues are relevant to this proceeding, our previous resolutions have disposed of the arguments.2 The remaining concerns raised by PULP are being addressed in the generic proceeding. Accordingly, a further elaboration is not required here.

     5.  NYPA Hydropower
          PULP urges that further negotiations and the
development of a "fuller" record be mandated on the question of NYPA hydropower benefits allocated to residential customers.
PULP contends that the benefits are "obscured" in the company's cost studies and that the "record is insufficient to show that NYPA hydropower will not be sold at a marked up price in violation of law."3
          PULP's concerns cannot be addressed in detail based on this record, but the questions it raises may be addressed in the context of the company's unbundling process. It should be noted,
____________________
1  Cases 96-E-0897 et al., supra, Opinion No. 97-16, mimeo p. 60.

2  Ibid., p. 9.

3  PULP's Brief on Exceptions, p. 8.

however, that notwithstanding PULP's concerns, the record does not support the conclusion that NYPA's hydropower benefits are being or will be treated in an unlawful manner. Further, NYPA's agreement to the Settlement suggests that it believes the hydropower benefits are being allocated in accordance with the statutory requirements.

                  STATE ENVIRONMENTAL QUALITY REVIEW ACT1
          In conformance with SEQRA, a Final Generic
Environmental Impact Statement (FGEIS) was issued on May 3, 1996, which evaluated the action adopted in Case 94-E-0952.2 We also required individual utilities to file an environmental assessment of their restructuring proposals. NYSEG filed an Environmental Assessment Form (EAF) concerning the October 9 Settlement on October 23, 1997.
          The information provided by NYSEG in its EAF, the parties' comments, the Settlement, and other information were evaluated in order to determine whether the potential impacts resulting from adopting the Settlement's terms would be within the bounds and thresholds of the FGEIS adopted in 1996. The evaluation also considered the conditions and changes to the Settlement which we imposed in our January 27 Order.
          Arguably, all of the potential impacts need not be considered, given that some result from Type II exempt rate actions. Nonetheless, the analysis examined all areas in which impacts could reasonably be expected.
          There were no impacts found to be associated with price cap regulation. The possibility of prudence review is seen as an important deterrent to excessive infrastructure investments as well as an incentive for promoting the use of targeted DSM, as appropriate, to avoid excessive T&D upgrades.

____________________
1  Attached as Appendix C is the Environmental Assessment Form.

2 Opinion No. 96-12 (issued May 20, 1996) sets forth our findings under SEQRA at mimeo pp. 76-81.

          The company asserts it has no plans to either retire any of its existing electric generating facilities or construct new generating facilities as a consequence of the Settlement. While NYSEG has no plans to retire existing facilities, it could happen under new ownership. This possibility should be monitored. Any construction of new facilities should improve air quality for critical emissions.
          The Settlement will not result in significant new transmission line construction impacts. The company's 1997 load pocket study indicates that under high summer usage two load pockets may occur. NYSEG has taken steps to eliminate one potential pocket. The Agreement transfers generation control within the second pocket, eliminating potential exercise of market power.
          Minor localized community economic impacts may occur (e.g., due to reduced tax receipts), but these would be balanced by positive effects in other localities.
          A greater source of concern is the possible increase in air pollution that could accompany increased demand for electric energy. It is likely that increases in energy demand will result from the Settlement's decrease in rates (0.48% average annual increase in demand over the 1998-2012 period) and in DSM expenditures (0.17% increase in demand). Each of these incremental growth rates is an upper bound. For example, it is not clear that all of the rate reductions from the Settlement should be attributed to restructuring; also, the lower DSM expenditures do not consider ESCO DSM spending. In our opinion, the actual growth rates will be substantially less than the corresponding rates in the FGEIS (1% annual incremental growth from the "high sales" scenario, and 0.29% from the "no incremental utility DSM" scenario).
          Because of the inherent uncertainty in forecasting future impacts, monitoring of NYSEG's restructuring and environmental impacts is being implemented, as a matter of discretion, and a system benefits charge is being established.
          Based on these analyses, the potential environmental impacts of the Settlement are found to be within the range of thresholds and conditions set forth in the FGEIS. Therefore, no further SEQRA action is necessary.

                                CONCLUSION
          Our assessment of this Settlement reflects not only the diverse interests of those parties who endorsed it, but also the views of other parties whose comments have been less favorable. The salient features upon which we focus are the rate plan, the provisions to develop a competitive market, and the amelioration of environmental concerns.
          The rate plan is intended to promote jobs and economic development by reducing rates for large industrial and commercial customers to a level approaching the national average. At the same time, rate increases of more than one-half billion dollars applicable to other customers have been eliminated and a rate reduction will be provided by the final year of the plan. Furthermore, the residential and small commercial/industrial reductions could be more appreciable in the event NYSEG's earnings are significantly higher than it expects. Had we apportioned the revenue reduction equally among all classes, customers other than large industrial and commercial customers would have realized a minimal gain, while the laudatory goal of promoting job growth and economic development would have been lost.
          With regard to those parties who have advocated a greater revenue reduction, we believe that by approving the short timeframe for the full opening of the market, advancing the open market access date for some customers, and requiring marginal-cost based tariffs for small commercial and industrial customers, we have accomplished a comparable outcome.
          The competitive aspects of the Settlement are particularly favorable, as NYSEG's customers will be able to avail themselves of full retail access sooner than the customers of any other New York utility except Orange & Rockland and because NYSEG has now agreed to divest by auction all of its fossil generating assets. This should contribute to the development of a robust, competitive electric generation market. The company's unbundling plan, as well as the auction plan, will be subject to our approval, and we will ensure that market power concerns are mitigated. The rate reductions and concessions together with the development of a competitive electric market will, therefore, produce just and reasonable rates that we expect will be lower than they would be otherwise. As to concerns about potential anti-competitive conduct, we are satisfied that the standards of conduct and controls on affiliate transactions (Settlement pp. 29-34) will preclude such conduct, particularly given that we are authorized to impose remedial actions on RegSub for any violation of the standards of conduct set forth in the Settlement.1 Moreover, we have retained our authority to modify those standards and controls should circumstances warrant.
          Finally we are satisfied that the funding provided for public policy programs and the additional environmental protections agreed to by NYSEG adequately protect the environment.
          For the reasons stated, NYSEG and the parties supporting the Settlement have demonstrated that the rate reductions are reasonable and that the Settlement satisfies the objectives of Opinion No. 96-12 and our Settlement Guidelines.
We therefore adopt the terms of the Settlement and reaffirm our order of January 27, 1998, and our view that the development of a competitive market will produce further consumer benefits.

The Commission orders:
          1.  The Order Adopting Terms of Settlement Subject to
Modifications and Conditions (issued January 27, 1998) is adopted in its entirety and is incorporated as part of this opinion and order.

____________________
1  January 27 Order, p. 7.

          2. New York State Electric & Gas Corporation (NYSEG) shall file its specific plans for the holding company structure as soon as practicable. At least 20 days before any intermediate holding companies acquire stock of the utility, NYSEG shall file with the Commission a detailed description of any such intermediate holding companies, including copies of filings with the Securities and Exchange Commission relevant to such transactions. Such transactions regarding any intermediate holding companies shall be deemed approved, unless within 45 days the Commission notifies NYSEG that the provisions are inconsistent with the Settlement as approved or the January 27, 1998 order in this proceeding.
          3. Cases 93-E-0284 and 93-E-0664 are closed.
          4. Cases 96-E-0891 and 95-M-0017 are continued.
                                   By the Commission,



                                     JOHN C. CRARY
                                       Secretary

                                APPENDIX A

                                APPEARANCES


FOR WHEELED ELECTRIC POWER COMPANY

     Joel Blau, Esq., 32 Windsor Court, Delmar, New York 12054

FOR THE RETAIL COUNCIL OF NEW YORK

     Cohen Dax, & Koenig, P.C. (Paul C. Rapp, Esq.), 90 State
     Street, Suite 1030, Albany, New York 12207

FOR CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

     John Gallagher, Esq., 4 Irving Place, New York,
     New York 10003

FOR MULTIPLE INTERVENORS

     Couch, White, Brenner, Howard & Feigenbaum, LLP (Leonard H.
     Singer, Esq.), 540 Broadway, Box 2222, Albany,
     New York 12201

FOR NEW YORK STATE ELECTRIC & GAS CORPORATION

     Huber Lawrence & Abell (Frank J. Miller, Esq.,
     Robert G. Grassi, Esq., Amy Davis, Esq., Stuart A. Caplan, Esq., Seth Davis, Esq.), 605 Third Avenue, 27th Floor,
     New York, New York 10158
     Robinson, Silverman, Pearce, Arson & Berman (Andrew Irving, Esq.), 1290 Avenue of the Americas, New York, New York 10104

FOR THE NEW YORK ENERGY EFFICIENCY COUNCIL, INC.

     William Hills, 355 Lexington Avenue, 19th Floor, New York,
     New York 10017

FOR NEW YORK POWER AUTHORITY

     Edgar K. Byham, Esq., 1633 Broadway, New York,
     New York 10019

FOR NEW YORK STATE CONSUMER PROTECTION BOARD

     Anne F. Curtin, Esq., Joanne DiStefano, Alfred Levine, Esq.,
     5 Empire State Plaza, Suite 2101, Albany,
     New York 12223-1556

                                APPEARANCES

FOR NEW YORK STATE DEPARTMENT OF ECONOMIC DEVELOPMENT

     Gloria Kavanah, Esq., One Commerce Plaza, Albany,
     New York 12245

FOR NEW YORK STATE DEPARTMENT OF PUBLIC SERVICE

     Leonard Van Ryn, Esq., Nancy Russell, Esq., 3 Empire State
     Plaza, Albany, New York 12223-1350

FOR PUBLIC INTEREST INTERVENORS

     David Wooley, Esq., Mollie Lampi, Esq., Melanie Pien, Pace
     Energy Project, 122 South Swan Street, Albany,
     New York 12210

FOR PUBLIC UTILITY LAW PROJECT OF NEW YORK, INC.

     Charles J. Brennan, Esq., Gerald Norlander, Esq., Trudi
     Renwick, 90 State Street, Suite 601, Albany, New York 12207

FOR INDEPENDENT POWER PRODUCERS OF NEW YORK, INC and ENRON
CAPITAL & TRADE RESOURCES

     Read and Laniado, LLP, (Kevin R. Brocks, Esq., Craig Indyke,
     Esq.), 25 Eagle Street, Albany, New York, 12207-1901

FOR AMERICAN ASSOCIATION OF RETIRED PERSONS

     Ward, Sommer & Moore, L.L.C. (Douglas H. Ward, Esq.,
     Michael Moore, Esq.), Plaza Office Center, 122 South Swan
     Street, Albany, New York 12210

FOR THE CONSOLIDATED NATURAL GAS COMPANIES

     Whiteman Osterman & Hanna (Thomas H. O'Donnell, Esq.,
     Meg Carr, Esq.), One Commerce Plaza, Albany, New York 12260

FOR JOINT SUPPORTERS AND NATIONAL ASSOCIATION OF ENERGY SERVICE
COMPANIES

     Ruben S. Brown, M.A.L.D., The E Cubed Company, 201 West 70th
     Street, Suite 41E, New York, New York 10023

FOR JOINT SUPPORTERS

     Glenn Camus, Esq. CNG Energy Services Corp., One Park Ridge
     Center, Pittsburgh, Pennsylvania 15275

                                APPEARANCES

FOR TIOGA AND TOMPKINS COUNTIES

     Gorden M. Boyd, Salerni & Boyd, Inc., 6 Franklin Square,
     Saratoga Springs, New York  12866

CASES 96-E-0891 et al.                                 APPENDIX B

                            CASE 96-E-0891, et al.
                  NEW YORK STATE ELECTRIC & GAS CORPORATION
                            LIST OF ABBREVIATIONS


AARP - American Association of     NAESCO - National Association
  Retired Persons                    of Energy Services
bp - Basis Points                    Companies
CAIDI - Customer Average           NMII - Nine Mile Point II
  Interruption Duration Index        nuclear generating facility
CON EDISON - Consolidated          NUG - Non-utility Generator
  Edison Company of New York,      NYPA - New York Power
   Inc.                              Authority or the Power
CPB - New York State Consumer        Authority of the State
  Protection Board                   of New York
CTC - Competitive Transition       NYSEG - New York State
  Charge                             Electric & Gas Corporation
CUB - New York Citizens            PII - Public Interest
  Utility Board                      Intervenors
DED - New York State               POLR - Provider of Last Resort
  Department of Economic            PSC - New York State Public
  Development                        Service Commission
DOL - New York State               PSL - Public Service Law
  Department of Law                 PULP - Public Utility Law
DSM - Demand Side Management         Project of New York, Inc.
EAF - Environmental Assessment     R.D. - Recommended Decision
  Form                             R&D - Research and Development
EDP - Economic Development         RegSub - Regulated Subsidiary
  Power                              of NYSEG HoldCo
Enron - Enron Capital & Trade      Retail Council - Retail
  Resources                          Council of New York
FGEIS - Final Generic              ROE - Return on Equity
  Environmental Impact             SAIFI - System Average
  Statement                          Interruption Frequency
GenSub - Generation Subsidiary       Index
  NYSEG HoldCo                     SBC - System Benefits Charge
GRT - Gross Receipts Tax           SC - Service Classification
HEAP - Home Energy Assistance      SEQRA - State Environmental
  Program                            Quality Review Act
HEFPA - Home Energy Fair           Staff - New York State
  Practices Act                      Department of Public
HoldCo - Holding Company Owner       Service Staff
  of GenSub and RegSub             Tr. - Transcript
IPPNY - Independent Power          WEPCO - Wheeled Electric Power
  Producers of New York, Inc.        Company
ISO - Independent System
  Operator
kW - kilowatt
kWh - kilowatt-hour
LSE - Load Serving Entity
MI - Multiple Intervenors
MOU - Memorandum of
  Understanding - Interim
  Agreement Regarding EDP
  Wheeling by NYSEG
MW - megawatt

CASE 96-E-0891 et al.



























                                APPENDIX C

                                    617.20                         Appendix C

                        State Environmental Quality Review
                          ENVIRONMENTAL ASSESSMENT FORM

PROJECT INFORMATION
 1. Applicant/Sponsor: New York State       2. Project Name: Elect. Rate/
      Electric & Gas Corporation                 Restructuring-Case 96-E-0891

 3. Project Location: New York State Electric & Gas Corporation Territory
    Municipality  NA                          County  NA

 4. Precise Location: (Street address and road intersections, prominent landmarks, etc., or provide map)
      NA

 5. Proposed action is
    ___ New     ___ Expansion      X  Modification/alteration

 6. Describe project briefly: Cases 94-E-0952 & 96-E-0891 - In the matter of competitive opportunities regarding electric service, filed in Case 93-M-0229; Plans for electric rate/restructuring pursuant to Opinion No. 96-12; and the formation of a holding company pursuant to PSL, Subsections 70, 108 and 110, and certain related transactions -- Environmental Assessment Form.

 7. Amount of land affected:  NA
    Initially________acres        Ultimately ________acres

 8. Will proposed action comply with existing zoning or other existing land use restrictions? NA
    ___Yes     ___No     If No, describe briefly

 9. What is present land use in vicinity of project?  NA
    __Residential __Industrial __Commercial  __Agricultural
    __Park/Forest/Open Space  __Other
    Describe:

10. Does action involve a permit approval, or funding, now or ultimately from any other governmental agency (federal, state or local)?
     X  Yes   ___ No  If yes list agency(s) name and permit/approvals:
      NYS Public Service Commission

11. Does any aspect of the action have a currently valid permit or approval?
    ___ Yes   ___ No  If yes, list agency(s) name and permit approval:
      Stationary sources owned and operated by New York State Electric & Gas Corporation have valid, approved certificates to operate.

12. As a result of proposed action will existing permit/approval require
modification?   NA
    ___ Yes   ___ No

              I CERTIFY THAT THE INFORMATION PROVIDED ABOVE IS TRUE
                           TO THE BEST OF MY KNOWLEDGE

Agency:   NYS Department of Public Service     Date:  January 26, 1998

Signature: ____________________________________________________________

                                                                 Appendix C
                       PART II - ENVIRONMENTAL ASSESSMENT

A.  Does action exceed any Type 1 threshold in 6 NYCRR, Part 617.4?  If
yes, coordinate the review process and use the full EAF.  ___ Yes     X  No

B. Will action receive coordinated review as provided for unlisted actions in 6 NYCRR, Part 617.6? If No, a negative declaration may be superseded by
another involved agency.  NA          ___ Yes    ___ No

C. Could action result in any adverse effects associated with the following: (Answers may be handwritten, if legible.)

    C1. Existing air quality, surface or groundwater quality or quantity, noise levels, existing traffic patterns, solid waste production or disposal, potential for erosion, drainage or flooding problems? Explain briefly.
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

    C2. Aesthetic, agricultural, archaeological, historic, or other natural or cultural resources; or community or neighborhood character? Explain briefly.
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

    C3. Vegetation or fauna, fish, shellfish or wildlife species, significant habitats, or threatened or endangered species? Explain briefly.
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

    C4. A community's existing plans or goals as officially adopted, or a change in use or intensity of use of land or other natural resources? Explain briefly.
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

    C5. Growth, subsequent development, or related activities likely to be induced by the proposed legislation?  Explain briefly.
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

    C6. Long term, short term, cumulative, or other effects not identified in C1-C5?  Explain briefly:
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

    C7. Other impacts (including changes in use of either quantity or type of energy)?  Explain briefly:
          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

D. Will the project have an impact on the environmental characteristics that caused the establishment of a critical environmental area (CEA)?
    ___ Yes      X  No     If Yes, explain briefly:

E.  Is there, or is there likely to be, controversy related to potential
adverse environmental impacts?  ___ Yes    X  No  If Yes, explain briefly.

Part III - DETERMINATION OF SIGNIFICANCE (To be completed by Agency) See the attached Environmental Assessment Form Narrative.


Staff recommends that the Final Generic Environmental Impact Statement (FGEIS) issued on May 3, 1996 (Case 94-E-0952), with respect to the proposed action of adopting a policy supporting increased competition in electric markets be extended in applicability, without modification or supplementation, to the approval of New York State Electric & Gas Corporation's (The Company) Agreement and Settlement on the grounds that the significance of the proposal's anticipated environmental impacts will not exceed the threshold values examined in the FGEIS. Consequently, no further State Environmental Quality Review Act (SEQRA) action is necessary in approving the Proposal.

Staff further recommends that a monitoring program be instituted to provide a record of changes resulting from the restructuring plan's implementation to enable confirmation and/or exposition of unexpected outcomes and their significance, and to assure that specific mitigation measures are implemented as needed.

  New York State Department of Public Service         January 26, 1998
           Name of Lead Agency                            Date

                  John H. Smolinsky
Print or Type Name of Responsible Officer in Lead Agency


Signature of Responsible Officer in Lead Agency


     Chief, Environmental Compliance and Operations
             Title of Responsible Officer



Signature of Preparer (If different from responsible officer)

                              I.  BACKGROUND
          On May 3, 1996, the Commission issued a FGEIS in the competitive opportunities proceeding which addressed impacts associated with the adoption of a policy supporting increased competition in electric markets, and associated regulatory and ratemaking practices. Several alternatives, including no-action, were studied.
          In Opinion No. 96-12,1 issued May 20, 1996, the Commission set forth its findings with respect to the FGEIS (pp. 76-81). The Commission determined that the likely environmental effects of a shift to a more competitive market for electricity are not fully predictable but that:

          In general, the proposed action will have environmental impacts that are modest or not distinguishable from those of alternative actions, including the no-action alternative... Apart from the areas of substantial concern noted below, the FGEIS did not identify reasonably likely significant adverse impacts.

          With respect to air quality impacts related to oxides of nitrogen and sulfur, it appears likely that the retail or wholesale electric market structures would have greater impacts than the no-action alternative. It appears likely that, in the absence of mitigation measures, research and development in environmental and renewables areas would lose funding if competitive restructuring moves forward. In addition, there would likely be a decrease in the amount of cost-effective energy efficiency during any transition to wholesale or retail competition...

          In order to address the adverse environmental effects identified above on air quality, energy efficiency, and research and development, several mitigation measures will be employed as necessary. First, a system benefits charge will be used as appropriate to fund DSM and research and development in environmental and renewable resource areas during the transition to competition. Second, the competitive restructuring will be monitored closely

____________________
1  Cases 94-E-0952, et al., Competitive Opportunities Proceeding,
   Opinion No. 96-12 (issued May 20, 1996).

          to ensure that specific mitigation measures are implemented if needed. Finally, the Commission will support and assist efforts by New York State and federal agencies to ensure that adverse environmental impacts to the state's air quality from upwind sources of air contamination do not occur as a result of the movement toward competition.

          Notwithstanding the mitigation measures identified, the proposed action to restructure the electric industry may result in an unavoidable adverse environmental impact on air quality related to oxides of nitrogen and sulfur, loss of some DSM activity, loss of some research and development funding in the environmental and renewables areas, and displacement of workers and local economic loss where plants are closed. Nevertheless, weighing and balancing these likely environmental effects of the shift to competition in the electric industry in New York with social, economic, and other essential considerations, leads to the conclusion that implementing the proposed action toward greater competition is desirable.


           The Commission also recognized that individual utility proposals might bring to light new concerns. In Opinion No. 96-12,1 and as further clarified in Opinion No. 96-17,2 it required each utility to file with its restructuring plans an Environmental Assessment Form and a recommendation on further environmental review. The information to be provided was expected to assist the Commission in determining the need for additional mitigation measures with respect to company restructuring.
          On October 23, 1997, NYSEG submitted an addendum to the Environmental Assessment Form (EAF) and SEQRA recommendation in connection with the Agreement and Settlement dated October 9, 1997 in Case 96-E-0891.
____________________
1  Ibid, p. 78, n. 1.

2  Cases 94-E-0952, et al., Opinion and Order Deciding
   Petitions for Clarification and Rehearing, Opinion No. 96-17
   (issued July 17, 1996).

SEQRA and Commission Approval of the
  New York State Electric & Gas
  Restructuring Plan - Options
  Before the Commission

          The FGEIS issued by the Commission in conformance with SEQRA in Case 94-E-0952, et al., addressed the following proposed action:

          adoption of a policy supporting increased competition in electric markets, including a preferred method to achieve electric competition; and regulatory and ratemaking practices that will assist in the transition to a more competitive and efficient electric industry, while maintaining safety, environmental, affordability, and service quality goals.1


          Commission approval of NYSEG's proposed restructuring plan constitutes a "subsequent proposed action." SEQRA requirements with respect to this "subsequent proposed action" allow the Commission to pursue one of the four following options:

          1. No further State Environmental Quality Review (SEQRA) compliance is required if a subsequent proposed action will be carried out in conformance with the conditions and thresholds established for such actions in the generic Environmental Impact Statement (EIS) or its findings statement;

          2. An amended findings statement must be prepared if the subsequent proposed action was adequately addressed in the generic EIS but was not addressed or was not adequately addressed in the findings statement for the generic EIS;

          3. A negative declaration must be prepared if a subsequent proposed action was not addressed or was not adequately addressed in the generic EIS and the subsequent action will not result in any significant environmental impacts; and

____________________
1  Cases 94-E-0952 et al., Competitive Opportunities
   Proceeding, Opinion No. 96-12 (issued May 20, 1996), p. 76.

          4. A supplement to the final generic EIS must be prepared if the subsequent proposed action was not addressed or was not adequately addressed in the generic EIS and the subsequent action may have one or more significant adverse environmental impacts.1


          The following environmental assessment will assist in choosing the appropriate option. The assessment is based on NYSEG's EAF, on party comments and on analysis by Department
Staff.  The Assessment consists of:

          -   Section II - Description of NYSEG and Its
              Rate/Restructuring Settlement;

          -   Section III - Summary of NYSEG's Environmental
              Assessment Form (EAF);

          -   Section IV - Party Comments on NYSEG's EAF;

          -   Section V - Staff Analysis;

          -   Section VI - Mitigation of Impacts -- Monitoring;

          -   Section VII - Conclusion.



               II.  DESCRIPTION OF NEW YORK STATE
                  ELECTRIC AND GAS CORPORATION
              AND ITS RATE/RESTRUCTURING SETTLEMENT

                    NYSEG's service territory covers 18,359 square miles (about one-third the area of New York State) and has a population of 2,223,000.2  The territory includes all or parts of 42
counties, 149 cities and villages and 373 towns.  At year-end
1995, NYSEG served approximately 804,000 electric customers.
NYSEG's electric service territory is comprised of eleven
noncontiguous electric load areas.  NYSEG relies on transmission
____________________
1  6 NYCRR Section 617.10 (d).

2  Wickham, Denis E., February 14, 1997, Testimony presented in
   NYSEG Plan: Volume 2 - Electric System Operations, pp. 5-7.

service provided by others to serve a significant portion of its franchise load.
          NYSEG's net system capability (total of all owned resources, plus firm purchases less firm sales) is approximately 3,500 MW. Of this, 863 MW is remote generation that must be wheeled over neighboring transmission systems to serve NYSEG's load requirements. Another 945 MW of NYSEG's system capacity is remote generation which is located in Pennsylvania, but is directly tied to the largest NYSEG load area through 424 miles of 345 kV transmission line.
          NYSEG purchases approximately 600 MW of its system capacity from Public Utility Regulatory Policy Act (PURPA) Qualified Facilities (QFs). NYSEG purchases 1,450 MW of firm transmission service on a long-term basis.
          The total service area peak electric loads in the summer and winter respectively were 2,276 MW and 2,497 MW in 1995 and 2,213 MW and 2,404 MW in 1996.1 In 1996, NYSEG had a total energy requirement of 14,787 GWH.
          NYSEG's generation capability (2,550 MW - Summer) is distributed as follows: 8% nuclear; 89% fossil-fueled; and 3% conventional hydro.2 Electricity is delivered through a transmission and distribution system consisting of approximately 4,776 miles of transmission and 28,251 miles of distribution lines.
          Utilizing the Commission's definition of a load pocket, NYSEG has identified a load pocket in the area of Ithaca and Auburn, surrounding the Milliken Station.3

____________________
1  Report of the Member Electric Systems of the New York Power
   Pool, Load & Capacity Data - 1997, (Table I-5), p. 12.

2  Load & Capacity Data - 1997, Table III-2, p. 47.

3  New York State Electric and Gas Corporation, NYSEG Plan:
   Volume 2 - Electric Operations, February 14, 1997, "Exhibit
   DEW-2: NYSEG Load Pocket Report".

          NYSEG's study showed that at 85% or higher peak area load conditions, 156 MW of generation at Milliken Station must be on line to provide needed voltage support in the area. The potential for this voltage condition exists approximately 175 hours per year, and will increase over time. In addition, the system analysis of this area indicated that one unit at Milliken Station would be required at half its maximum output (78 MW) to survive the worst contingency during peak loads.1
          NYSEG's Load Pocket Report also identified a potential pocket in the Northern Oneonta load area. This constraint was removed by the installation of a voltage regulator at the Brothertown substation in November 1997.
          The proposed Settlement is intended to facilitate attainment of the Commission's vision for the electric industry of effective competition in the generation and energy services sectors, of reducing electric prices, and of increasing choice of supplier.
          The electric price cap and price reduction provisions of the Agreement cover the five-year period beginning with the effective date of tariffs implementing the Commission opinion approving the Agreement.
          The Agreement is expected to achieve the Commission's vision primarily through measures which, as the Recommended Decision notes, provide for: the establishment of electric rates for the term of the Settlement "at levels that are, overall, below their current levels. While rates for all customer classes would be reduced, large industrial and commercial customers would receive the most significant price decreases." In general, the Settlement provides for:

          1. lower rates for all customers as contrasted to those that would have applied under NYSEG's 1995 electric settlement including:


____________________
1  Wickham, Denis E., Ibid, pp. 30-32.

               a. rate reductions of 5% on average each year for five years for industrial customers;

               b. forgo second and third year rate increases provided for in the Commission approved settlement of September 27, 1995, equaling a price reduction of about 7%;

               c. rate freeze followed by 5% reduction for residential and commercial customers beginning in year five;

          2. expansion or creation of new programs to further business retention, revitalization and economic development;

          3. retail access program that will lead to retail choice of power suppliers for all NYSEG customers commencing August 1, 1999;

          4. mechanism to assess market value of coal fired generation and interest in nuclear plant;

          5. authority to implement a holding company structure;

          6. a rate with the objective of moving basic customer service charges and incremental demand and energy use toward marginal cost, while avoiding undue bill shock for any customer;

          7.   reasonable unbundling of existing electric rates;

          8. extension of gas rate settlement after further negotiation;

          9. maintenance of service quality and retention of NYSEG as provider of last resort for customers not served by competitive market.

                    The cumulative revenue reduction and concessions over the settlement period amounts to $725 million.

          Rate reductions by customer class will be as follows:1

          -   large industrial customers with demands of at least
              500 kW and all customers with load factors of at least 68% (22.6%), and

          -   residential and small business customers (5%).

          The Settlement will open up the company's service area to increased customer choice as a result of the introduction of a retail access program commencing on August 1, 1998.
          Also scheduled to take effect is a restructuring of NYSEG's operations into functionally separate generation, distribution, retailing, and overall administrative segments. Additionally, a holding company will be formed.
          Certain functions, such as distribution, will remain as regulated monopoly services, while others, such as retail service, will be open to competition. For customers unable or unwilling to select alternative suppliers of energy and/or capacity, the Settlement provides for continued service by a regulated unit of NYSEG.
          The Settlement requires that NYSEG offer up its coal-fired generation facilities for auction, but permits the utility to participate in the auction. With regard to nuclear generation, the company's investment in Nine Mile II (operated by Niagara Mohawk Power Corporation), including liability for decommissioning, may be auctioned subject to co-tenant, Commission and Nuclear Regulatory Commission approval.
          The Agreement makes available approximately $13 million per year for the first three years for Public Policy Programs (herein referred to as the System Benefits Charge or SBC). In the past, these programs have included Demand Side Management
(DSM), Energy Efficiency, Research and Development and
____________________
1 The rate reduction amounts include the anticipated impacts of recently enacted reductions in State gross receipts taxes ("GRT"). The rate reductions provided in the Settlement will be revised accordingly in the event the average GRT rates are other than anticipated.

Environmental Protection. No specific allocation of funds among these groups was made.
          Further, the Settlement contains provisions responding to the Commission's directive1 to introduce retail access to farm and food processor customers on an expedited basis and resolves pending cases involving judicial review of Commission decisions as they pertain to NYSEG.

                     III.  SUMMARY OF NEW YORK STATE
                      ELECTRIC AND GAS CORPORATION'S
                  ENVIRONMENTAL ASSESSMENT FORM (EAF)

          On October 23, 1997, NYSEG submitted an EAF which assessed anticipated environmental impacts of the company's October 9, 1997 Settlement. The EAF notes the expectation that environmental impacts are apt to occur as an indirect rather than a direct effect of the Settlement inasmuch as it chiefly involves changes in business entities, practices and services rather than physical construction. The company utilizes many cross-references to the Commission's FGEIS in developing its environmental assessment of possible changes induced by the Settlement.
          The EAF observes that, under the influence of both rate reductions and the introduction of competition in the sale of electricity, electric energy use will probably increase. The company indicates it has no plans to construct new generation in order to meet the new higher demands.
          In the event a generating facility is retired, any demand in excess of NYSEG's generating capability could be provided through market transactions.
          Plant dispatch, according to the EAF, will be dependent on a number of factors, including the eventual structure of the Statewide power exchange and rules of the Independent System
____________________
1 Cases 96-E-0948, et al., Petition of Dairylea Cooperative, Inc., Order Concerning Retail Access Proposals (issued February 25, 1997).

Operator, market conditions, and environmental regulations-- especially those imposing air quality and emissions standards. NYSEG's fossil-fired and hydroelectric units will be run as needed, on an economic basis, to support the system subject to applicable environmental laws and regulations.
          The EAF notes that to the extent the company's Settlement brings about an increase in importation of out-of-state power, it is within the environmental parameters considered by the Commission in its FGEIS.
          Pursuant to the Settlement, the company will have no further DSM obligations under the terms of the 1995 Rate Settlement. However, during the term of the Agreement, NYSEG will continue to fund DSM, low income energy efficiency, R&D and environmental programs through the SBC to the extent required by the Commission.
          The EAF indicates that, in the near term, NYSEG expects to continue the operation of its existing generating facilities with their existing fuel profile. However, under future market conditions, it is impossible to predict the fuel mixes of alternative energy sources competing with NYSEG's facilities.
          The EAF does not specify any new transmission facility construction. Although the Settlement does not contain requirements to implement any specific mitigation measures, a load pocket study undertaken in response to a Commission order indicated the need for implementing some type of mitigation measures. The company has proposed that the ISO control operation of the Milliken Station during critical peak demand periods to ensure that it, or a future owner, cannot exercise market power as a result of the need to operate Milliken Station. The company has eliminated a potential load pocket in the Northern Oneonta area by installation of a 46 kV voltage regulator at the Brothertown substation.
          In summary, the EAF concludes that while the Settlement could result in an increase in overall sales of electricity, which in turn could increase airborne emissions of various pollutants, the possible consequences -- regardless of the uncertainties with respect to eventual fuel mixes and location of points of emission -- fall within the bounds of the Commission's analysis and conclusions in the FGEIS. NYSEG's EAF concludes that no further environmental impact analysis is necessary.

                      IV.  PARTY COMMENTS ON NEW YORK
                   STATE ELECTRIC AND GAS CORPORATION'S
                          ENVIRONMENTAL ASSESSMENT FORM (EAF)

          On May 13, 1997, the Public Interest Intervenors (PII) moved for the Department of Public Service Staff to prepare Supplemental Environmental Impact Statements (SEISs) in several restructuring cases, including Case 96-E-0891--the NYSEG case.
          At the time the petition was filed, several of the utilities, but not NYSEG, had submitted Environmental Assessment Forms for their proposed restructuring plans. In its petition, PII identified a number of claimed deficiencies in the EAFs. Some were generic in nature and, in our understanding, were intended to apply to all utilities. The following are the issues raised by PII which pertain generically to NYSEG.
          . The SBC is well below the thresholds and conditions established in the FGEIS and warrants additional environmental scrutiny.

          . Providing retail choice without environmental disclosure will have serious environmental repercussions that should be examined.

          . Environmental impacts associated with the elimination of the existing "revenue per customer mechanism" and the institution of a price cap form of regulation for the T&D company must be evaluated.

          . Failure to expose the utility's fossil generating units to full market risk requires environmental review.

          . The environmental impact of new construction needed to eliminate load pockets/market power must be addressed, including the consideration of alternatives.

          . The air quality impacts of the reduced commitment to energy efficiency should be examined.

          . The tax revenue impacts associated with out-of-state power purchases must be considered.

          Chief Administrative Law Judge Lynch considered the PII petition and reply comments by Staff and several other parties and recommended that "the final EAFs prepared for Commission use in the Con Edison and O&R cases consider the potential environmental effects of T&D price cap regulation for Con Edison and the recovery of non-variable generation costs in T&D rates for Con Edison and O&R" but that "in all other respects, there is no reason to commence preparation of SEISs."1 Nonetheless, Staff's analysis in
Section V will address the issues raised by PII which are relevant to NYSEG.
          PII also filed specific comments2 in this case, raising three issues. PII claimed that the EAF is inadequate and that a SEIS was required in that the Company did not allocate SBC funds to specific programs to mitigate environmental impact. Further, they argued that least cost investments, such as DSM, which minimize environmental harm should be considered in transmission and distribution planning. Finally, PII contends that it is necessary to require the company to identify the source and emissions of the power it sells, so that the consumer may make an informed choice.

                              V.  STAFF ANALYSIS
          The FGEIS covered the significant generic issues connected with restructuring at considerable length. The following analysis will not recapitulate the material in the FGEIS. Nor will

____________________
1  Cases 94-E-0952, et al., Ruling on the Motion for Supplemental
   Environmental Impact Statements, (issued June 19, 1997), p. 17.

2  Supplemental Testimony of Ashok Gupt, Natural Resources
   Defense Council, on Behalf of Public Interest Intervenors.
   November 7, 1997. TR 3946-3950.

the analysis repeat the material adequately covered in the company's EAF and summarized in Section III of this memorandum. Instead, this analysis will deal with issues identified by staff or by the PII comments on the NYSEG EAF where it is reasonable to anticipate that unique features of the company's service territory or restructuring plan might result in environmental impacts not considered in the FGEIS or in excess of thresholds identified in the FGEIS.


A. Effects of Restructuring on Overall Level of Electric Sales in NYSEG Service Territory

          A key determinant of the incremental environmental impacts of restructuring the electric industry in New York is the effect of restructuring on the overall level of electric sales. This section of the EAF will address whether any likely effect of the NYSEG rate/restructuring plan would cause sales growth (and therefore, air emission increases or other impacts) in excess of the levels contemplated in the FGEIS.
          There appear to be three feasible ways in which restructuring could have significant impacts on electric sales.

     1.  Price Elasticity Effects
          If electricity prices drop--as a result of utility rate reductions incorporated in restructuring agreements and/or competition among the utility and alternative suppliers-- customers may make the economic decision to consume more electricity. This is a price elasticity effect. The FGEIS analysis included the preparation of a statewide "high sales" scenario which estimated the likely upper bound of sales increases that would result from credible decreases in electric prices given the best information then available to staff economists. The scenario assumed that under the high sales assumptions used in the analysis, the compounded statewide electric sales growth would be about 2.2% per year.
          This scenario was compared to an FGEIS base case
"evolving regulatory model" scenario. The base case assumed sales growth of 1.2%.1 Thus, the additional incremental statewide sales growth likely to result from the high sales scenario compared to the no-action base case was estimated as about 1.0% a year.2
          PROMOD simulation of comparative plant dispatching under these scenarios showed that compared to the evolving regulatory model, the high sales model would result in an incremental 2.9% increase in SO2 emissions, a 5.5% increase in NOX and a 12% increase in CO2 by 2012. The Commission determined that, although the FGEIS showed the possibility of detrimental incremental air quality impacts, "consistent with social, economic and other considerations, from among the reasonable alternatives available," the Commission's restructuring policy "avoids or minimizes adverse environmental impacts to the maximum extent practicable."3
          Recently, Staff of the Office of Regulatory Economics
(ORE) estimated the expected sales growth for NYSEG under a competitive environment using updated data for many variables.
ORE's forecast shows that NYSEG's incremental sales growth under the new settlement is likely to be about 0.23%, the average annual incremental sales growth over the 15 year modeling period used in the FGEIS. An analysis of the price elasticity of demand using the current settlement rate reductions (Attachment A, Table C) predicts
____________________
1 The 1994 Power Pool "Load and Capacity Data" (yellow book) was the source of the pre-restructuring statewide growth forecast used in the FGEIS. Although the FGEIS did not examine company specific growth, the company forecasts are available in the yellow book. For NYSEG, the growth forecast was about 1.1%.

2 To provide a sense of scale, NYPP retail sales for 1996 were about 110,628 GWH, while NYSEG retail sales were 14,787 GWH. Under the FGEIS comparative scenarios, a 1.0% per year incremental growth rate would result in additional statewide sales of about 1,106 GWH in 1997 and pro rata additional NYSEG sales of about 148 GWH in 1997.

3  Case 94-E-0952, et al., In the Matter of Competitive
   Opportunities Regarding Electric Service, Opinion and Order
   No. 96-12 (issued May 20, 1996), p. 81.

an annual average incremental sales growth of about 0.48%. An ORE high sales forecast shows that the maximum effect of restructuring would be an incremental growth of about 0.73% per year.

     2.  Price Cap Regulation
          While the proposed settlement provides for a transition to a more competitive market for generation, the regulated portion of NYSEG would have rate of return regulation and capped prices. PII argues that price cap rate of return regulation gives incentives to promote sales and to make excessive infrastructure investments. According to PII, these incentives could result in environmental impacts which should be considered in a separate SEIS.
          The possibility of prudence review will serve as an important deterrent against excessive infrastructure investments and might also encourage the company to use energy efficiency as necessary to avoid upgrades.

     3.  Lower Energy Efficiency Effect
          For all New York utilities, including NYSEG, the levels of DSM expenditures have declined in recent years. NYSEG's DSM expenditures peaked at $477 million in 1993 and they achieved an annualized incremental energy savings of 247.6 GWH. By 1996, its DSM spending had declined to $4.6 million and its DSM annualized incremental energy savings was estimated at 60.7 GWH. The proposed settlement includes provisions to discontinue the Company's 1995 DSM programs. The following analysis assumes no new DSM spending (worst case). If, however, some of the Agreement's SBC funds are allocated to DSM, as recommended in the RD, it is not likely that this worse case will be realized.
          The FGEIS base case "evolving regulatory model" scenario included annualized incremental NYSEG DSM energy savings of 54.4 GWH for the years 1997 and beyond.1 If NYSEG's rate of DSM
____________________
1  Based on the plans for 1996.

achievements is decreased from the levels assumed in the evolving regulatory scenario to those in the proposed settlement, the average annual incremental increase in demand (over the 1997-2012 modeling period used in the FGEIS) would be about 0.17%. As a consequence, modeling indicates NYSEG's cumulative in-state 1997-2012 emissions would be 0.27% higher for SO2, 0.91% higher for NOx and 2.28% higher for CO2 than the company's emissions in the evolving regulatory scenario.
          This analysis assumes that emissions are proportional to load; as a result, these modeled changes in SO2 and NOx emissions, and those discussed above, probably overestimate actual emission changes which may result from competition. The utility, or any successive owner, is expected to operate its generators in a way that will minimize costs; it can make a number of choices, including type of fossil fuel and mode of operation. For example, where possible, pollution abatement equipment will be operated only to the extent needed to meet regulatory limits. Therefore, even at reduced load, many facilities are likely to operate near their emission limits, and an increase in load is unlikely to produce a proportional change in emission.

B.  Effect on Public Benefit Programs
          In Opinion 96-12, the Commission set a policy that a non-bypassable System Benefits Charge (SBC) would be used to fund a variety of public benefit programs unlikely to be continued by utilities at historic levels under competition. Part of this fund would be used to support energy efficiency programs. The Commission may determine the appropriate level for SBC funding by NYSEG in this or another proceeding.

C.  Effect of Restructuring on Retirement or
      Construction of New Generation

          Another potential factor that could, in concept, affect New York's environment is the direct or indirect effect of the NYSEG restructuring plan on the mix of plants run to meet electric sales in the company's territory. The following section analyzes whether the NYSEG plan would result in impacts that are greater than or different in nature or causation from those already addressed in the GEIS.

     1.  Retirement of New York State Electric and
           Gas Generating Facilities

          Retirement of a major NYSEG generating facility would change the mix of generation resources available in the region and thus could have a potential environmental impact, both positive and negative. In addition, permanent retirement and decommissioning of a plant could have a variety of local fiscal, economic, employment and land use impacts. While NYSEG has no plans to retire existing facilities, there could be retirements under new ownership.

     2.  Construction of New Generating Facilities
          In its EAF, the company asserts that it has no plans to construct new generating facilities and it is unaware of plans by others to do so within the NYSEG territory. In any case, under current air regulations (particularly the emissions offset policy for NOx), construction of new generation facilities should tend to improve air quality for critical emissions.

D. Effect of Restructuring Plan on Construction of New Transmission Facilities

          In its EAF, NYSEG states that no new transmission facilities are required to implement the Settlement. However, the company's load pocket study indicates that, under conditions of high summer usage and equipment failures, load pockets may occur. The company has proposed a mitigation strategy to eliminate market power potential in the Ithaca/Auburn area without new transmission. Further, it has installed a voltage regulator to eliminate a potential pocket in the Oneonta area. Therefore, Staff finds no significant environmental impacts associated with transmission.

E.  Environmental Disclosure
          It is possible that some customers in a retail electric market will consider the generation source of the power they utilize and prefer to purchase power from a less polluting or "green" source. PII has argued that customers will be more likely to purchase, or even pay a premium for, green power if a trustworthy source of information on the different environmental impacts of electricity supplied by different suppliers is available. An "environmental disclosure" requirement in the restructuring plan would, it is argued, provide that information to consumers. PII argues that since environmental disclosure is not required by the proposed settlement agreement, restructuring would lead to increased environmental impacts.
          However, no allowance was made for the benefits of an environmental disclosure mechanism in the estimation of any of the scenarios in the FGEIS. Therefore, any negative effects of not having an environmental disclosure plan are already inherent in the worst case FGEIS scenario.
          An environmental disclosure program could facilitate customer choice and could have the potential to somewhat mitigate the otherwise unavoidable environmental effects of electric generation through a market based means. However, it would be appropriate to consider environmental disclosure further as a generic statewide mitigation measure.

F.  Community Economic Impacts
          Any effects on communities as a result of the Settlement will likely occur with respect to employment and taxes.
          A positive net effect on employment is anticipated. This will primarily occur as a result of lower rates, which will induce economic growth by encouraging expanded business activity and increasing ratepayer disposable income.
          A likely consequence of restructuring is that the opening up of retail access will create the incentive and opportunity for electric customers to purchase electricity from suppliers not subject to the gross receipts taxes. This could have a negative impact on the revenue flows to taxing jurisdictions. Restructuring may also result in lower property tax revenues from generating stations, either through negotiation or as a result of plant retirements. However, changes in the state and local utility tax structure are being studied in recognition of competition in the electric industry and they could counteract any negative impact.1
          Positive tax benefits may also occur as a consequence of stimulated economic development and increased employment opportunities, but possibly in a different geographic area than the negative impacts.

                   VI.  MITIGATION OF IMPACTS -- MONITORING
          The FGEIS explicitly recognized that "the likely environmental effects of a shift to a more competitive market for electricity are not fully predictable"2 due to the absence of precedents, complexity of the New York electric industry, future regulatory activities, including those of other states and the federal government, and the nature and degree of market response. The same uncertainty persists with respect to NYSEG's restructuring plan.
          In Opinion No. 96-12, the Commission made certain findings pursuant to the State Environmental Quality Review Act. The Commission determined that "...adverse environmental impacts will be avoided or minimized to the maximum extent practicable by incorporating as conditions to the decision those mitigative measures that were identified as practicable;.... These mitigation measures are:  (1) monitoring environmental impacts; (2) system

____________________
1 A step in that direction was recently taken by the Legislature with reductions in the Gross Receipts Tax.

2  FGEIS, p. 77.

benefits charge; and (3) assisting efforts undertaken by other agencies to address interstate pollution transport."1
          Staff analysis of the NYSEG restructuring plan determined that its implementation would result in environmental effects which would most likely be less than the impact values assessed in the FGEIS. To address any uncertainty and to evaluate unknown outcomes, a monitoring program as envisioned in the FGEIS should be developed.
          The environmental impacts which could be monitored are described in Section 6.2.3 of the FGEIS. In addition, this EAF discusses a number of environmental activities and changes that would be important to monitor during the transition to competition. The monitoring should include:
          .    imported electricity from the midwest,

          .    SO2 and NOx emissions,

          .    retirement of NYSEG power plants,

          .    in-state and out-of-state purchased generation,

          .    fuel mixture of generation,

          .    funding for environmental R&D,

          .    new electric and gas transmission line
               construction,

          . acid precipitation in the Adirondacks, and Catskills, and other sensitive receptor areas,

          .    mitigation of load pockets.

          The proposed environmental monitoring plan should be organized around the major environmental impacts considered in the FGEIS and this EAF, including information necessary for analysis of any restructuring environmental impacts, confirmation of expected impacts and exposition of unexpected outcomes and their

____________________
1  Opinion No. 96-12, p. 81.

significance. Staff anticipates NYSEG's cooperation in the development and implementation of this monitoring plan.

                               VII.  CONCLUSION
          Staff has considered features of the NYSEG generation, transmission and distribution systems, the proposed October 9, 1997 Settlement Agreement, and the company's EAF, and has analyzed the potential impacts of that agreement on the environment. The likely impacts have been compared to those addressed in the FGEIS. The analysis has been broadly framed and has looked at limiting cases in order to encompass any modifications to that agreement likely to be adopted by the Commission. In our analysis, we have also considered issues raised by parties commenting on the NYSEG EAF.
          It is likely that increases in demand will result from the settlement's decrease in rates (0.48% average annual increase in demand over the 1997-2012 modeling period used in the FGEIS), and from a decrease in DSM expenditures (0.17% annual increase in demand). These increases are upper bounds and do not consider mitigating factors such as ESCO spending on DSM. Therefore, actual growth rates will be less than the corresponding rates in the
FGEIS: 1% annual incremental growth from the "high sales" scenario, and 0.29% from the "no incremental utility DSM" scenario. The impacts on emissions from these factors are within the range of thresholds and conditions set forth in the FGEIS.
          We conclude that the NYSEG restructuring plan would not result in significant new environmental impacts not considered in the FGEIS, nor would it result in impacts likely to be greater than those considered in the FGEIS. Therefore, no SEIS is required under the provisions of SEQRA. Staff recommends that the Commission determine that no further SEQRA compliance is required with regard to the transitional restructuring plan for this company.
          Although no further SEQRA compliance is required, it is appropriate to institute mechanisms for monitoring and, if indicated, mitigating some of the potential impacts of restructuring.

                      IMPACT OF POSSIBLE RATE DECREASES
                               ON SALES GROWTH

          Several of the potential impacts of deregulation examined in the Final Generic Environmental Impact Statement (FGEIS) are a result of the increased sales that are expected to accompany deregulation. Rate reductions, which are a primary driver of the increased sales, are not considered explicitly in the FGEIS; rather it was assumed that, beginning in 1997, sales would increase by an additional 1% per year for 15 years. That is, if statewide growth without deregulation is 1.2% per year (as was assumed in the FGEIS evolving regulatory model), growth with deregulation would be 2.2%.
          In each of the restructuring cases, specific rate reductions are now being considered. Using price elasticity of demand, these proposed rate reductions now permit the calculation of an estimate of increased sales to be expected from restructuring.
          The following tables (developed by the Office of Regulatory Economics) consider both short-run elasticity (the increase in sales which occurs immediately after the rate reduction) and long-run elasticity (increases which occur in subsequent years). The first step in the calculation (Table F) is to determine the weighted average elasticities based on the elasticities for each sector (industrial, commercial and residential) and the fraction of the utility's load in each sector (sales weight). Also, the average price reduction per year is calculated based on the expected rate decrease for each sector and the sales weight.
          Five price reduction scenarios (A through E) are considered. Scenario C uses the price reductions from the October 9, 1997 Agreement. Scenarios A and B consider smaller price reductions; Scenarios D and E consider larger price reductions.
          Tables A through E then calculate the year by year increase in sales due to competition (short-run (SR Sales), long-run (LR Sales) and total), the cumulative change in sales, and the annual average rate of sales growth (Annual Rate). Residential Delta (Res. Delta) is the possible residential rate reduction considered in the table; Percent Total Impact per Year (%TI/Yr) is the average price reduction per year from Table F; and Lambda is a parameter relating short-term and long-term elasticity. The end of the five year settlement period and the end of the fifteen year modeling period are highlighted.

                       NEW YORK STATE ELECTRIC AND GAS
       Sales ch = (price elasticity*% price ch)+lambda*(sales ch lag 1)

 A.    %Res Delt  %Tl/ Yr   Lambda SR Elas.  LR Elas
            2.0     0.59     0.73     0.30     1.10

   Year SR Sales LR Sales    Total Cumlative Annu.Rate
  1998    0.173    0.000    0.173    0.173     0.17
  1999    0.173    0.127    0.300    0.473     0.24
  2000    0.173    0.219    0.392    0.866     0.29
  2001    0.173    0.287    0.460    1.325     0.33
  2002    0.173    0.336    0.509    1.835     0.36
  2003    0.000    0.372    0.372    2.207     0.36
  2004    0.000    0.272    0.272    2.478     0.35
  2005    0.000    0.198    0.198    2.677     0.33
  2006    0.000    0.145    0.145    2.821     0.31
  2007    0.000    0.106    0.106    2.927     0.29
  2008    0.000    0.077    0.077    3.005     0.27
  2009    0.000    0.056    0.056    3.061     0.25
  2010    0.000    0.041    0.041    3.102     0.24
  2011    0.000    0.030    0.030    3.132     0.22
  2012    0.000    0.022    0.022    3.154     0.21


 B.    %Res Delt  %Tl/ Yr   Lambda SR Elas.  LR Elas
            5.0     1.21     0.73     0.30     1.10

   Year SR Sales LR Sales    Total Cumlative Annu.Rate
  1998    0.359    0.000    0.359    0.359     0.36
  1999    0.359    0.262    0.620    0.979     0.49
  2000    0.359    0.453    0.812    1.790     0.59
  2001    0.359    0.593    0.951    2.742     0.68
  2002    0.359    0.695    1.053    3.795     0.75
  2003    0.000    0.769    0.769    4.564     0.75
  2004    0.000    0.562    0.562    5.126     0.72
  2005    0.000    0.410    0.410    5.537     0.68
  2006    0.000    0.300    0.300    5.836     0.63
  2007    0.000    0.219    0.219    6.055     0.59
  2008    0.000    0.160    0.160    6.215     0.55
  2009    0.000    0.117    0.117    6.332     0.51
  2010    0.000    0.085    0.085    6.417     0.48
  2011    0.000    0.062    0.062    6.480     0.45
  2012    0.000    0.046    0.046    6.525     0.42

                       NEW YORK STATE ELECTRIC AND GAS
       Sales ch = (price elasticity*% price ch)+lambda*(sales ch lag 1)

 C.    %Res Delt  %Tl/ Yr   Lambda SR Elas.  LR Elas
            5.0     1.38     0.73     0.30     1.10

   Year SR Sales LR Sales    Total Cumlative Annu.Rate
  1998    0.410    0.000    0.410    0.410     0.41
  1999    0.410    0.299    0.709    1.119     0.56
  2000    0.410    0.518    0.928    2.047     0.68
  2001    0.410    0.678    1.087    3.134     0.77
  2002    0.410    0.794    1.204    4.338     0.85
  2003    0.000    0.879    0.879    5.218     0.85
  2004    0.000    0.642    0.642    5.860     0.82
  2005    0.000    0.469    0.469    6.329     0.77
  2006    0.000    0.343    0.343    6.672     0.72
  2007    0.000    0.250    0.250    6.922     0.67
  2008    0.000    0.183    0.183    7.105     0.63
  2009    0.000    0.134    0.134    7.238     0.58
  2010    0.000    0.098    0.098    7.336     0.55
  2011    0.000    0.071    0.071    7.407     0.51
  2012    0.000    0.052    0.052    7.459     0.48


 D.    %Res Delt  %Tl/ Yr   Lambda SR Elas.  LR Elas
            8.0     1.88     0.73     0.30     1.10

   Year SR Sales LR Sales    Total Cumlative Annu.Rate
  1998    0.556    0.000    0.556    0.556     0.56
  1999    0.556    0.406    0.963    1.519     0.76
  2000    0.556    0.703    1.260    2.779     0.92
  2001    0.556    0.920    1.476    4.255     1.05
  2002    0.556    1.078    1.635    5.890     1.15
  2003    0.000    1.194    1.194    7.084     1.15
  2004    0.000    0.872    0.872    7.956     1.10
  2005    0.000    0.637    0.637    8.593     1.04
  2006    0.000    0.465    0.465    9.058     0.97
  2007    0.000    0.340    0.340    9.398     0.90
  2008    0.000    0.248    0.248    9.646     0.84
  2009    0.000    0.181    0.181    9.827     0.78
  2010    0.000    0.132    0.132    9.960     0.73
  2011    0.000    0.097    0.097   10.057     0.69
  2012    0.000    0.071    0.071   10.127     0.65

                       NEW YORK STATE ELECTRIC AND GAS
       Sales ch = (price elasticity*% price ch)+lambda*(sales ch lag 1)

 E.    %Res Delt  %Tl/ Yr   Lambda SR Elas.  LR Elas
           10.0     2.26     0.73     0.30     1.10

  Year  SR Sales LR Sales    Total Cumlative Annu.Rate
  1998    0.668    0.000    0.668    0.668     0.67
  1999    0.668    0.488    1.156    1.824     0.91
  2000    0.668    0.844    1.513    3.337     1.10
  2001    0.668    1.105    1.773    5.110     1.25
  2002    0.668    1.295    1.963    7.073     1.38
  2003    0.000    1.434    1.434    8.507     1.37
  2004    0.000    1.047    1.047    9.555     1.31
  2005    0.000    0.765    0.765   10.319     1.24
  2006    0.000    0.559    0.559   10.878     1.15
  2007    0.000    0.408    0.408   11.286     1.08
  2008    0.000    0.298    0.298   11.584     1.00
  2009    0.000    0.218    0.218   11.802     0.93
  2010    0.000    0.159    0.159   11.961     0.87
  2011    0.000    0.116    0.116   12.077     0.82
  2012    0.000    0.085    0.085   12.162     0.77


 F.                      LARGE    SMALL     RES/    WGTED    PRICE
                           IND  IND/COM    OTHER      AVG   PER YR
  Sales Weights           0.12     0.41     0.47
  SR Price Elasticity     0.43     0.31     0.25     0.30
  LR Price Elasticity     1.28     1.17     0.99     1.10
  Price Reduction A      10.00     2.00     2.00     2.96     0.59
  Price Reduction B      15.00     5.00     5.00     6.20     1.21
  Price Reduction C      22.60     5.00     5.00     7.11     1.38
  Price Reduction D      22.60     8.00     8.00     9.75     1.88
  Price Reduction E      25.00    10.00    10.00    11.80     2.26

  Lambda (1-(SR Elast/LR Elast)):                    0.73